IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2019, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 130, beginning July 1, 2019.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 29, 2018, registered with the Supervisory Board of Companies on January 8, 2019, under N° 456 of Book 93, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 103,787,456 common shares.

Voting stock (direct and indirect equity interest): 82.36%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2019 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	06.30.19
ASSETS
Non-current assets
Investment properties	8	74,525,247	67,885,009
Property, plant and equipment	9	359,426	373,937
Trading properties	10	145,597	139,562
Intangible assets	11	432,747	456,614
Rights of use assets	12	245,885	-
Investments in associates and joint ventures	7	2,179,353	1,808,036
Deferred income tax assets	19	76,316	80,989
Income tax and minimum presumed income tax credits		4,352	10,174
Trade and other receivables	14	2,294,157	548,510
Investments in financial assets	13	586,745	506,373
Total non-current assets		80,849,825	71,809,204
Current Assets
Trading properties	10	1,109	1,249
Inventories		30,651	32,548
Income tax and minimum presumed income tax credits		80,898	71,713
Trade and other receivables	14	8,363,034	7,668,623
Derivative financial instruments	13	18,352	6,315
Investments in financial assets	13	5,218,547	6,833,646
Cash and cash equivalents	13	4,537,678	4,725,114
Total current assets		18,250,269	19,339,208
TOTAL ASSETS		99,100,094	91,148,412
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		45,253,566	43,251,010
Non-controlling interest		2,708,046	2,451,193
TOTAL SHAREHOLDERS’ EQUITY		47,961,612	45,702,203
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,059,537	967,772
Borrowings	17	22,105,941	25,062,159
Leases liabilities	12	239,221	-
Income tax and minimum presumed income tax liabilities		6,436	-
Deferred income tax liabilities	19	15,260,216	14,787,404
Provisions	18	53,402	49,377
Derivative financial instruments	13	22,328	15,534
Total non-current liabilities		38,747,081	40,882,246
Current liabilities
Trade and other payables	16	2,430,502	2,829,368
Income tax liabilities		9,259	16,834
Payroll and social security liabilities		117,289	244,708
Borrowings	17	9,738,162	1,417,273
Leases liabilities	12	24,128	-
Derivative financial instruments	13	31,253	15,250
Provisions	18	40,808	40,530
Total current liabilities		12,391,401	4,563,963
TOTAL LIABILITIES		51,138,482	45,446,209
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		99,100,094	91,148,412

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the three-month periods ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Income from sales, rentals and services	20	2,035,818	2,141,979
Income from expenses and collective promotion fund	20	668,175	763,132
Operating costs	21	(876,517)	(996,066)
Gross profit		1,827,476	1,909,045
Net gain from fair value adjustments of investment properties	8	6,277,516	7,160,778
General and administrative expenses	21	(266,704)	(252,196)
Selling expenses	21	(120,727)	(183,619)
Other operating results, net	22	(7,773)	8,888
Profit from operations		7,709,788	8,642,896
Share of profit of associates and joint ventures	7	360,922	566,276
Profit from operations before financing and taxation		8,070,710	9,209,172
Finance income	23	53,276	57,211
Finance cost	23	(704,469)	(739,259)
Other financial results	23	(4,675,253)	(4,375,013)
Inflation adjustment	23	(5,965)	(160,280)
Financial results, net		(5,332,411)	(5,217,341)
Profit before income tax		2,738,299	3,991,831
Income tax expense	19	(478,890)	(502,674)
Profit for the period		2,259,409	3,489,157
Total comprehensive income for the period		2,259,409	3,489,157

Attributable to:
Equity holders of the parent		2,002,556	2,804,641
Non-controlling interest		256,853	684,516

Profit per share attributable to equity holders of the parent for the period:
Basic		15.89	22.26
Diluted		15.89	22.26

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126,014	2,642,744	7,605,806	105,142	7,268,613	58,546,435	(33,043,744)	43,251,010	2,451,193	45,702,203
Comprehensive income for the period - Profit	-	-	-	-	-	-	2,002,556	2,002,556	256,853	2,259,409
Balance as of September 30, 2019	126,014	2,642,744	7,605,806	105,142	7,268,613	58,546,435	(31,041,188)	45,253,566	2,708,046	47,961,612

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	25,480,757	33,162,125	(96,447)	58,546,435
Balance as of September 30, 2019	25,480,757	33,162,125	(96,447)	58,546,435

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,642,744	7,605,806	105,142	7,268,613	6,014,137	40,612,639	64,375,095	2,525,745	66,900,840
Adjustment previous periods (IFRS 9)(2)	-	-	-	-	-	-	(32,409)	(32,409)	-	(32,409)
Balance as of June 30, 2018 - Adjusted	126,014	2,642,744	7,605,806	105,142	7,268,613	6,014,137	40,580,230	64,342,686	2,525,745	66,868,431
Comprehensive income for the period - Profit	-	-	-	-	-	-	2,804,641	2,804,641	684,516	3,489,157
Balance as of September 30, 2018	126,014	2,642,744	7,605,806	105,142	7,268,613	6,014,137	43,384,871	67,147,327	3,210,261	70,357,588

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	6,067,331	(53,194)	6,014,137
Balance as of September 30, 2018	-	6,067,331	(53,194)	6,014,137

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)
See Note 2.2.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Operating activities:
Cash generated from operations	15	1,501,114	(354,443)
Income tax paid		(19,064)	(52,314)
Net cash generated by/ (used in) operating activities		1,482,050	(406,757)

Investing activities:
Capital contributions in associates and joint ventures		(12,074)	(13,361)
Acquisition of investment properties		(330,960)	(630,971)
Acquisition of property, plant and equipment		(20,117)	(14,082)
Advance payments		(252,588)	(95,325)
Acquisition of intangible assets		(2,926)	(33,198)
Acquisitions of investments in financial assets		(4,770,552)	(6,351,035)
Proceeds from investments in financial assets		5,600,219	8,324,340
Loans granted, net		(467,025)	12,721
Loans granted to related parties		(1,733,770)	-
Collection of loans granted to related parties		116,334	-
Collection of financial assets interests		133,347	148,080
Dividends received		24,737	-
Net cash (used in)/ generated by investing activities		(1,715,375)	1,347,169

Financing activities:
Repurchase of non-convertible notes		(3,000)	-
Borrowings obtained		5,703,456	-
Payment of borrowings		(5,834,158)	-
Payments of financial leasing		-	(3,796)
Payment of derivative financial instruments		(49,732)	(321,719)
Pay of leases liabilities		(10,765)	-
Proceeds from derivative financial instruments		228,518	731,313
Payment of interest		(1,019,463)	(1,121,400)
Dividends paid		-	(58,945)
Short-term loans, net		714,153	-
Net cash used in financing activities		(270,991)	(774,547)
Net (decrease)/ increase in cash and cash equivalents		(504,316)	165,865
Cash and cash equivalents at beginning of period	13	4,725,114	7,855,209
Foreign exchange gain on cash and fair value result or cash equivalents		331,553	824,214
Inflation adjustment		(14,673)	(88)
Cash and cash equivalents at end of the period	13	4,537,678	8,845,200

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Company operates 332,150 square meters (sqm) in 14 shopping malls, 115,378  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on November 5, 2019.

2.
    Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018 .

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

As a consequence of the aforementioned, these financial statements as of September 30, 2019 were restated in accordance with IAS 29.

IRSA Propiedades Comerciales S.A.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Cosolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019..

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 will generate an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities will be increased.

2.3.        Comparability of information

The amounts as of June 30, 2019 and September 30, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.        Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2019.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

There were no relevant acquisitions and disposals for the three-month period ended September 30, 2019. Significant acquisitions and disposals for the fiscal year ended June 30, 2019 are detailed in Note 4 to the Annual Financial Statements.

IRSA Propiedades Comerciales S.A.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 28. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended September 30, 2019 and 2018. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2019.

IRSA Propiedades Comerciales S.A.

	09.30.19
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	1,524,581	502,329	1,717	25,784	2,054,411	668,175	(18,593)	2,703,993
Operating costs	(132,094)	(22,862)	(8,411)	(23,394)	(186,761)	(697,722)	7,966	(876,517)
Gross profit/ (loss)	1,392,487	479,467	(6,694)	2,390	1,867,650	(29,547)	(10,627)	1,827,476
Net gain from fair value changes in investment properties	440,333	4,838,732	1,319,147	81,065	6,679,277	-	(401,761)	6,277,516
General and administrative expenses	(186,791)	(37,516)	(17,716)	(25,174)	(267,197)	-	493	(266,704)
Selling expenses	(103,171)	(18,691)	(5,053)	(1,240)	(128,155)	-	7,428	(120,727)
Other operating results, net	(29,824)	582	(1,410)	(5,664)	(36,316)	29,547	(1,004)	(7,773)
Profit/ (Loss) from operations	1,513,034	5,262,574	1,288,274	51,377	8,115,259	-	(405,471)	7,709,788
Share in profit of associates and joint ventures	-	-	-	64,188	64,188	-	296,734	360,922
Profit/ (Loss) before financing and taxation	1,513,034	5,262,574	1,288,274	115,565	8,179,447	-	(108,737)	8,070,710
Investment properties	40,198,764	28,920,237	7,746,916	248,073	77,113,990	-	(2,588,743)	74,525,247
Property, plant and equipment	191,287	197,438	-	-	388,725	-	(29,299)	359,426
Trading properties	-	-	146,706	-	146,706	-	-	146,706
Goodwill	8,277	24,466	-	70,975	103,718	-	(32,743)	70,975
Right to receive units under (barter transactions)	-	-	101,568	-	101,568	-	-	101,568
Inventories	31,330	-	-	-	31,330	-	(679)	30,651
Investments in associates and joint ventures	-	-	-	154,153	154,153	-	2,025,050	2,179,203
Operating assets	40,429,658	29,142,141	7,995,190	473,201	78,040,190	-	(626,414)	77,413,776

	09.30.18
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	1,785,800	326,820	23,126	25,558	2,161,304	763,132	(19,325)	2,905,111
Operating costs	(164,756)	(22,224)	(9,041)	(31,779)	(227,800)	(777,759)	9,493	(996,066)
Gross profit/ (loss)	1,621,044	304,596	14,085	(6,221)	1,933,504	(14,627)	(9,832)	1,909,045
Net gain from fair value changes in investment properties	(3,168,342)	10,335,718	1,217,168	(8,099)	8,376,445	-	(1,215,667)	7,160,778
General and administrative expenses	(190,682)	(33,207)	(17,012)	(14,423)	(255,324)	-	3,128	(252,196)
Selling expenses	(157,552)	(20,285)	(2,407)	(4,785)	(185,029)	-	1,410	(183,619)
Other operating results, net	(16,020)	(1,514)	(3,791)	14,440	(6,885)	14,627	1,146	8,888
(Loss)/ Profit from operations	(1,911,552)	10,585,308	1,208,043	(19,088)	9,862,711	-	(1,219,815)	8,642,896
Share in profit of associates and joint ventures	-	-	-	(3,706)	(3,706)	-	569,982	566,276
(Loss)/ Profit before Financing and Taxation	(1,911,552)	10,585,308	1,208,043	(22,794)	9,859,005	-	(649,833)	9,209,172
Investment properties	67,532,554	32,637,200	5,696,760	284,093	106,150,607	-	(3,563,781)	102,586,826
Property, plant and equipment	175,336	183,533	-	-	358,869	-	(692)	358,177
Trading properties	-	-	240,522	-	240,522	-	-	240,522
Goodwill	6,247	15,440	-	30,334	52,021	-	(21,687)	30,334
Right to receive units under (barter transactions)	-	-	102,354	-	102,354	-	-	102,354
Inventories	40,562	-	-	-	40,562	-	(1,000)	39,562
Investments in associates and joint ventures	-	-	-	321,051	321,051	-	2,828,913	3,149,964
Operating assets	67,754,699	32,836,173	6,039,636	635,478	107,265,986	-	(758,247)	106,507,739

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	09.30.19	06.30.19	09.30.19	06.30.19	09.30.19	09.30.18
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,776,414	1,471,684	292,657	458,475
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	248,636	244,559	4,077	111,507
La Rural S.A.(2)	50.00%	50.00%	138,678	79,676	59,002	36,141
Associates
Tarshop S.A.(2)	-	-	-	-	-	(38,598)
Otra asociadas (3)			15,475	11,862	5,186	(1,249)
Total interests in associates and joint ventures (4)			2,179,203	1,807,781	360,922	566,276

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	585,314	3,503,896
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	8,153	480,719
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	21,576	52,754

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the three-month period ended at September 30, 2019 and 2018, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 150 as of September 30, 2019 and Ps. 255 as of June 30, 2019, in relation to the equity interest in Avenida Compras disclosed under (Note 18).
.

Changes in the Group’s investments in associates and joint ventures for the period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	09.30.19	06.30.19
Beginning of the period/ year	1,807,781	2,728,210
Adjustment previous period (i)	-	(32,409)
Share of profit/ (loss)	360,922	(455,049)
Dividends distributed	-	(350,694)
Sale of interest of subsidiaries	-	(139,467)
Irrevocable contributions (Note 24)	12,074	57,190
Capital contributions	(1,574)	-
End of the period/ year (4)	2,179,203	1,807,781

(i)
See Note 2.2 to the Annual Financial Statements as of June 30, 2019.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	09.30.19	06.30.19
Fair value at beginning of the period / year	38,402,434	21,937,179	6,427,769	951,470	166,157	67,885,009	94,888,896
Additions	180,328	2,014	-	174,171	851	357,364	1,960,801
Capitalization of financial costs	-	-	-	269	-	269	75,841
Capitalized lease costs	5,139	2,880	-	-	-	8,019	12,328
Depreciation of capitalized lease costs (i)	(1,172)	(1,758)	-	-	-	(2,930)	(10,014)
Transfers	-	-	-	-	-	-	60,832
Net gain from fair value adjustment on investment properties (ii)	353,832	4,498,950	1,319,147	24,522	81,065	6,277,516	(29,103,675)
Fair value at end of the period / year	38,940,561	26,439,265	7,746,916	1,150,432	248,073	74,525,247	67,885,009

(i)
As of September 30, 2019 the depreciation charge was included in “Costs” in the amount of Ps 2,930, in the Statement of Comprehensive Income (Note 21).
(ii)
For the three-month period ended September 30,2019, the net gain from fair valua adjustment on shopping malls was Ps. 353.8 millons.
The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
a)
Net gain of Ps. 13,608.6 millons as a result of an increase in the projected inflation rate plus GDP, with the consequent increase in the cash flow of shopping malls revenues;
b)
Net loss of Ps. 16,708.1 millions due to the conversion to dollars of the projected cash flow in Argentine pesos according to the exchange rate estimates used in the cash flow;
c)
an increase of 72 basis points in the discount rate, mainly due to a rise in the country risk component of the WACC discount rate used to discount the flow of funds, which generated a decrease in the value of the shopping malls of Ps. 2,244.0 millions.
d)
Net gain of Ps. 9,999.4 millons as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period (Argentine peso depreciation of 35.8% compared to the dollar);
e)
Additionally, for the impact of the inflation adjustment the Group reclassified Ps. 7,532.7 millions to Inflation adjustment.
f)
The value of our office buildings and other rental properties measured in real terms increased by 20.5% during the three-month period as of September 30, 2019, due to a devaluation of the Argentinepeso exceeding the inflation rate of the period.

The following amounts have been recognized in the statements of comprehensive income:

	09.30.19	06.30.19
Revenues from rental and services (Note 20)	2,035,818	2,139,596
Expenses and collective promotion fund (Note 20)	668,175	763,132
Rental and services costs (Note 21)	(865,478)	(955,247)
Net unrealized gain from fair value adjustment on investment properties	6,277,516	7,160,778

Valuation techniques are described in Note 9 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.19	06.30.19
Costs	367,652	206,004	1,126,366	15,407	654	1,716,083	1,625,659
Accumulated depreciation	(194,481)	(134,059)	(998,769)	(14,837)	-	(1,342,146)	(1,271,574)
Net book amount at beginning of the period / year	173,171	71,945	127,597	570	654	373,937	354,085
Additions	-	5,557	14,560	-	-	20,117	75,443
Disposals	-	-	-	-	-	-	(1,436)
Transfers	-	-	-	-	-	-	15,957
Transfers by IFRS 16 (Note 12)	-	-	(16,814)	-	-	(16,814)	-
Depreciation charges (ii)	(3,262)	(2,783)	(11,069)	(404)	-	(17,518)	(70,572)
Net gain from fair value adjustment	-	(58)	(238)	-	-	(296)	460
Net book amount at end of the period / year	169,909	74,661	114,036	166	654	359,426	373,937
Costs	367,652	211,503	1,123,874	15,407	654	1,719,090	1,716,083
Accumulated depreciation	(197,743)	(136,842)	(1,009,838)	(15,241)	-	(1,359,664)	(1,342,146)
Net book amount at end of the period / year	169,909	74,661	114,036	166	654	359,426	373,937

(i)
On September 30, 2019 depreciation charges were included in “Costs” in the amount of Ps. 6,172, in “General and administrative expenses” in the amount of Ps. 11,205 and in “Selling expenses“ in the amount of Ps. 141 in the Statement of Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	09.30.19	06.30.19
Net book amount at beginning of the period / year	1,872	138,939	140,811	241,162
Additions	-	5,895	5,895	12,580
Disposals	-	-	-	(988)
Transfers	-	-	-	(75,879)
Impairment	-	-	-	(36,064)
Net book amount at end of the period / year	1,872	144,834	146,706	140,811
Non - current			145,597	139,562
Current			1,109	1,249
Total			146,706	140,811

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	09.30.19	06.30.19
Costs	70,975	330,616	214,632	101,568	49,711	767,502	767,246
Accumulated depreciation	-	(112,925)	(148,252)	-	(49,711)	(310,888)	(238,514)
Net book amount at beginning of the period / year	70,975	217,691	66,380	101,568	-	456,614	528,732
Additions	-	2,926	-	-	-	2,926	146,348
Transfers	-	-	-	-	-	-	(910)
Amortization charge (i)	-	(25,854)	(939)	-	-	(26,793)	(72,374)
Impairment (iv)	-	-	-	-	-	-	(145,182)
Net book amount at end of the period / year	70,975	194,763	65,441	101,568	-	432,747	456,614
Costs	70,975	333,542	214,632	101,568	49,711	770,428	767,502
Accumulated depreciation	-	(138,779)	(149,191)	-	(49,711)	(337,681)	(310,888)
Net book amount at end of the period / year	70,975	194,763	65,441	101,568	-	432,747	456,614

(i) On September 30, 2019 depreciation charges were included in “Costs” in the amount of Ps. 16,210, in “General and administrative expenses” in the amount of Ps. 10,356 and in “Selling expenses“ in the amount of Ps. 227 in the Statement of Comprehensive Income (Note 21).
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.
(iv) Corresponds to impaired goodwill of La Arena S.A..

12.
 Rights of use assets and leases liabilities

09.30.19
Convention center	122,181
Stadium DirecTV Arena	102,398
Machinery and equipment	15,064
Shopping malls	6,242
Total rights of use assets	245,885
Non-current	245,885
Total	245,885

09.30.19
Convention center	111,997
Stadium DirecTV Arena	128,813
Machinery and equipment	16,906
Shopping malls	5,633
Total leases liabilities	263,349
Non-current	239,221
Current	24,128
Total	263,349

09.30.19
Convention center	(2,089)
Stadium DirecTV Arena	(1,021)
Machinery and equipment	(1,750)
Shopping malls	(87)
Total amortizations (i)	(4,947)

(i)    As of September 30, 2019 the depreciation charge was included in “Costs”, in the Statement of Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the financial statements as of June 30, 2019.

Financial assets and financial liabilities as of September 30, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
September 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	5,054,122	-	-	-	5,054,122	5,928,758	10,982,880
Investments in financial assets:
- Investment in equity public companies’s securities	-	129,538	-	-	129,538	-	129,538
- Mutual funds	-	204,458	575,481	-	779,939	-	779,939
- Bonds	-	4,247,045	-	648,770	4,895,815	-	4,895,815
Derivative financial instruments
- Futures contracts	-	-	18,352	-	18,352	-	18,352
Cash and cash equivalents:
- Cash at banks and on hand	2,500,216	-	-	-	2,500,216	-	2,500,216
- Short- term investments	-	2,037,462	-	-	2,037,462	-	2,037,462
Total	7,554,338	6,618,503	593,833	648,770	15,415,444	5,928,758	21,344,202

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,184,243	-	1,184,243	2,305,796	3,490,039
Derivative financial instruments
- Futures contracts	-	6,450	6,450	-	6,450
- Swaps of interest rate (ii)	-	47,131	47,131	-	47,131
Borrowings (Note 17)	31,844,103	-	31,844,103	-	31,844,103
Total	33,028,346	53,581	33,081,927	2,305,796	35,387,723

Group´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	2,861,871	-	-	-	2,861,871	5,656,388	8,518,259
Investments in financial assets:
- Investment in equity public companies’s securities	-	440,189	-	-	440,189	-	440,189
- Mutual funds	-	1,634,594	490,720	-	2,125,314	-	2,125,314
- Bonds	-	4,013,984	-	760,532	4,774,516	-	4,774,516
Derivative financial instruments
- Futures contracts	-	-	6,315	-	6,315	-	6,315
Cash and cash equivalents:
- Cash at banks and on hand	3,416,608	-	-	-	3,416,608	-	3,416,608
- Short- term investments	-	1,308,506	-	-	1,308,506	-	1,308,506
Total	6,278,479	7,397,273	497,035	760,532	14,933,319	5,656,388	20,589,707

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,081,088	-	1,081,088	2,716,052	3,797,140
Derivative financial instruments
- Bonds	-	451	451	-	451
- Swaps of interest rate (ii)	-	30,333	30,333	-	30,333
Borrowings (excluding finance leases liabilities) (Note 17)	26,462,323	-	26,462,323	-	26,462,323
Total	27,543,411	30,784	27,574,195	2,716,052	30,290,247

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2019.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0.3MM - USD 0.9MM Discount rate 12% - 13%

Non-Convertible Notes - TGLT	Black & Scholes Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 3.5 - Ps.5.5 Volatility of the subjacent: 60% - 80% Market interest rate: 20% - 23%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the three-months period as of 31 March, 2018, and at the year ended as of 30 June, 2018.

As of September 30, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 28

14.          Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of September 30, 2019 and June 30, 2019:
	09.30.19	06.30.19
Lease and services receivables	1,273,640	1,105,993
Post-dated checks	547,737	696,536
Averaging of scheduled rent escalation	652,223	600,072
Debtors under legal proceedings	272,275	255,803
Property sales receivables	42,315	33,871
Consumer financing receivables	16,441	18,501
Less: allowance for doubtful accounts	(325,524)	(300,940)
Total trade receivables	2,479,107	2,409,836
Advance payments	450,950	475,245
Prepayments	163,071	184,219
Guarantee deposit	1,654	1,445
Loans	541,070	53,997
Other tax receivables	159,109	137,721
Expenses to be recovered	17,541	15,655
Others (*)	158,212	164,879
Less: allowance for doubtful accounts	(165)	(186)
Total other receivables	1,491,442	1,032,975
Related parties (Note 24)	6,686,642	4,774,322
Total current trade and other receivables	10,657,191	8,217,133
Non-current	2,294,157	548,510
Current	8,363,034	7,668,623
Total	10,657,191	8,217,133

 (*) Includes Ps. 139,480 and Ps. 144,616 as of September 30, 2019 and June 30, 2019, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

IRSA Propiedades Comerciales S.A.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	09.30.19	06.30.19
Beginning of the period/ year	301,126	352,019
Additions (i)	43,093	96,025
Unused amounts reversed (i)	(15,831)	(41,052)
Used during the period	-	(6,463)
Inflation adjustment	(2,699)	(99,403)
End of the period/ year	325,689	301,126

(i)
As of September 30, 2019, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 27,262 in the Statement of Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2019 and 2018:

	Note	09.30.19	09.30.18
Net income for the period		2,259,409	3,489,157
Adjustments:
Income tax expense	19	478,890	502,674
Amortization and depreciation	21	52,188	41,534
Net gain from fair value adjustment on investment properties		(6,277,516)	(7,160,778)
Gain from disposal of trading properties		-	(2,199)
Averaging of schedule rent escalation	20	(112,040)	(33,912)
Directors’ fees		68,058	71,398
Financial results, net		5,877,624	4,763,136
Provisions and allowances		42,848	88,997
Share of profit of associates and joint ventures	7	(360,922)	(566,276)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(331,553)	(824,214)
Changes in operating assets and liabilities
Decrease/ (Increase) of Inventories		1,897	(2,165)
Decrease/ (Increase) in trade and other receivables		358,054	(607,209)
(Decrease)/ Increase in trade and other payables		(421,808)	39,269
Decrease in payroll and social security liabilities		(127,419)	(151,603)
Uses of provisions	18	(701)	(2,252)
Increase in trading properties		(5,895)	-
Net cash generated by/ (used in) operating activities before income tax paid		1,501,114	(354,443)

	09.30.19	09.30.18
Non-cash transactions
Decrease in intangible assets trought an increase in trading properties	-	130
Increase property plant and equipment trought a decrease in investment properties	-	14.570
Increase in trade receivables trought a decrease in trading properties	-	2.383
Increase trade and other receivables trought a decrease in investment in financial assets	389.119	-
Decrease in investment in associates and joint ventures trought a decrease in equity	-	29.989
Increase in investment properties trought an increase in borrowings	269	-
Increase in investment properties trought an increase in trade and other payables	34.423	2.975
Increase in rights of use assets trought a decrease in propesties plant and equipment	16.814	-

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of September 30, 2019 and June 30, 2019:

	09.30.19	06.30.19
Admission rights	1,003,515	1,132,377
Rent and service payments received in advance	871,674	864,330
Accrued invoices	314,450	340,761
Trade payables	280,342	171,840
Tenant deposits	89,081	86,115
Payments received in advance	75,847	54,103
Other income to be accrued	61,559	61,912
Total trade payables	2,696,468	2,711,438
Others	213,694	141,935
Tax payable	172,285	282,466
Tax amnesty plans	120,916	320,864
Dividends	125	141
Total other payables	507,020	745,406
Related parties (Note 24)	286,551	340,296
Total trade and other payables	3,490,039	3,797,140
Non-current	1,059,537	967,772
Current	2,430,502	2,829,368
Total	3,490,039	3,797,140

IRSA Propiedades Comerciales S.A.

17.          Borrowings

The following table shows the Group's borrowings as of September 30, 2019 and June 30, 2019:

	Book Value at 09.30.19	Book Value at 06.30.19	Fair Value at 09.30.19	Fair Value at 06.30.19
Non-Convertible notes	28,577,289	24,063,984	21,631,156	23,951,036
Bank loans	2,123,915	1,931,888	2,028,663	1,755,539
Bank overdrafts	911,206	247,754	911,206	247,754
AABE Debts	139,480	144,616	139,480	144,616
Loans with non-controlling interests	92,213	74,081	92,213	74,081
Finance leases	-	17,109	-	17,109
Total borrowings	31,844,103	26,479,432	24,802,718	26,190,135
Non-current	22,105,941	25,062,159
Current	9,738,162	1,417,273
Total	31,844,103	26,479,432

18.          Provisions

The following table shows the movements in the Group's provisions at September 30, 2019 and June 30, 2019 categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	09.30.19	06.30.19
Balances at the beginning of the period / year	89,652	255	89,907	98,182
Inflation adjustment	(10,477)	-	(10,477)	(39,642)
Increases (i)	22,242	-	22,242	68,425
Recovery (i)	(6,656)	-	(6,656)	(17,091)
Used during the period	(701)	-	(701)	(19,858)
Increases (*)	-	(105)	(105)	(109)
Balances at the end of the period / year	94,060	150	94,210	89,907
Non-current			53,402	49,377
Current			40,808	40,530
Total			94,210	89,907

 (*) Corresponds to investments in associates with negative equity.
 (i)
Additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 22).

19.          Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	09.30.19	09.30.18
Current income tax	(1,405)	(20,678)
Deferred income tax	(477,485)	(481,996)
Income tax - gain	(478,890)	(502,674)

Changes in the deferred tax account are as follows:

	09.30.19	06.30.19
Beginning of the period / year	(14,706,415)	(19,953,564)
Income tax	(477,485)	5,247,149
End of the period / year	(15,183,900)	(14,706,415)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	09.30.19	09.30.18
Profit for period before income tax at the prevailing tax rate	(821,490)	(1,197,549)
Tax effects of:
Rate change	844,511	847,371
Result by rate transparency	109,297	-
Share of profit of associates and joint ventures	108,277	169,883
Non-taxable / non-deductible items	(48,769)	(26,184)
Inflation adjustment	(206,130)	(296,135)
Tax inflation adjustment	(466,338)	-
Others	1,752	(60)
Income tax gain	(478,890)	(502,674)

20.
Revenue
	09.30.19	09.30.18
Base rent	1,202,209	1,309,038
Contingent rent	362,896	347,305
Admission rights	190,754	230,516
Parking fees	88,702	114,565
Others	14,764	34,180
Commissions	41,041	44,625
Property management fees	23,412	25,455
Averaging of scheduled rent escalation	112,040	33,912
Total revenues from rentals and services	2,035,818	2,139,596
Sale of trading properties	-	2,383
Total revenues from sale of properties	-	2,383
Total revenues from sales, rentals and services	2,035,818	2,141,979
Expenses and collective promotion fund	668,175	763,132
Total revenues from expenses and collective promotion funds	668,175	763,132
Total revenues	2,703,993	2,905,111

21.           Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	09.30.19	09.30.18
Salaries, social security costs and other personnel administrative expenses (i)	305,007	101,205	11,818	418,030	468,290
Maintenance, security, cleaning, repairs and other	296,593	24,630	338	321,561	381,118
Taxes, rates and contributions	93,165	297	68,311	161,773	191,372
Advertising and other selling expenses	111,104	-	6,816	117,920	100,683
Directors' fees	-	75,596	-	75,596	71,398
Fees and payments for services	7,130	28,455	4,511	40,096	44,383
Amortization and depreciation	30,259	21,561	368	52,188	41,534
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	27,262	27,262	73,249
Leases and expenses	26,147	6,378	553	33,078	35,182
Traveling, transportation and stationery	5,294	4,001	748	10,043	13,524
Bank expenses	1,463	4,338	-	5,801	6,854
Other expenses	355	243	2	600	4,110
Cost of sale of properties	-	-	-	-	184
Total 09.30.19	876,517	266,704	120,727	1,263,948	-
Total 09.30.18	996,066	252,196	183,619	-	1,431,881

(1)
For the three-month period ended September 30, 2019, includes Ps. 380,554 of Salaries, Bonuses and Social Security and Ps. 37,476 of other concepts. For the three-month period ended September 30, 2018, includes Ps. 450,903 of Salaries, Bonuses and Social Security and Ps. 17,387 of other concepts.
(2)
For the three-month period ended September 30, 2019, includes Ps. 865,478 of Rental and services costs; Ps. 9,528 of Cost of sales and developments and Ps. 1,511 of other consumer financing costs. For the three-month period ended September 30, 2018, includes Ps. 955,247 of Rental and services costs; Ps. 9,041 of Cost of sales and developments and Ps. 31,778 of other consumer financing costs.

IRSA Propiedades Comerciales S.A.

22.           Other operating results, net

	09.30.19	09.30.18
Interest generated by operating credits	29,986	46,628
Management fees	2,548	4,491
Others	(1,772)	14,308
Lawsuits (Note 18)	(15,586)	(15,748)
Donations	(17,169)	(40,791)
Loss from sale of associates and joint ventures	(5,780)	-
Total other operating results, net	(7,773)	8,888

23.           Financial results, net

	09.30.19	09.30.18
- Interest income	53,276	57,211
Finance income	53,276	57,211
- Interest expense	(648,138)	(685,435)
- Others financial costs	(56,600)	(53,824)
Subtotal finance costs	(704,738)	(739,259)
Less: Capitalized finance costs	269	-
Finance costs	(704,469)	(739,259)
Foreing exchange, net	(4,589,492)	(6,960,495)
- Fair value gains of financial assets at fair value through profit or loss	(254,619)	2,231,799
- Gain from derivative financial instruments	164,614	353,683
- Gain from repurchase of non-convertible notes	4,244	-
Other financial results	(4,675,253)	(4,375,013)
- Inflation adjustment	(5,965)	(160,280)
Total financial results, net	(5,332,411)	(5,217,341)

IRSA Propiedades Comerciales S.A.

24.          Related parties transactions

The following is a summary of the balances with related parties:

Item	09.30.19	06.30.19
Trade and other receivables	6,686,642	4,774,322
Investments in financial assets	3,800,143	3,095,528
Trade and other payables	(286,551)	(340,296)
Total	10,200,234	7,529,554

Related parties	09.30.19	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	4,503,405	4,259,131	Advances
	2,668,253	1,817,970	Non-convertible notes
	1,462,125	-	Loans granted
	115,180	95,567	Other credits
	71,147	63,642	Corporate services
	12,448	14,008	Equity incentive plan
	2,341	729	Leases and/or rights to use space
	758	-	Commissions
	4	-	Lease collections
	(1,536)	(462)	Reimbursement of expenses to pay
	(14,609)	(16,439)	Equity incentive plan to pay
	-	(147)	Lease collections to pay
	-	5,361	Reimbursement of expenses
Total direct parent company	8,819,516	6,239,360
Cresud S.A.CI.F. y A.	1,131,890	1,277,558	Non-convertible notes
	(2,546)	(2,865)	Equity incentive plan
	(27,288)	(30,244)	Reimbursement of expenses to pay
	(130,510)	(97,265)	Corporate services to pay
Total direct parent company of IRSA	971,546	1,147,184
La Rural S.A.	231,706	287,225	Dividends
	26,911	30,323	Leases and/or rights to use space
	59,259	-	Other credits
	(845)	(3,117)	Reimbursement of expenses to pay
Other associates and joint ventures	4,007	481	Reimbursement of expenses
	1,307	5,740	Leases and/or rights to use space
	309	2	Management fee
	-	(435)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	322,654	320,219
Directors	(12)	(14)	Reimbursement of expenses to pay
	(68,058)	(149,485)	Fees
Total Directors	(68,070)	(149,499)
IRSA International LLC	182,637	-	Loans granted
	(20,400)	(22,956)	Others receivables
Exportaciones Agroindustriales Argentinas S.A.	(18,925)	(13,017)	Others receivables
Others	6,962	7,013	Reimbursement of expenses
	5,292	4,203	Leases and/or rights to use space
	630	656	Other credits
	(31)	(1,927)	Leases and/or rights to use space to pay
	214	241	Reimbursement of expenses
	(49)	(27)	Reimbursement of expenses to pay
	(1,742)	(1,896)	Legal services
Total others	154,588	(27,710)
Total at the end of the period/ year	10,200,234	7,529,554

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.19	09.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	13,659	17,063	Corporate services
	205,910	323,369	Financial operations
	115	68	Commissions
	(869)	1,569	Leases and/or rights to use space
Total direct parent company	218,815	342,069
Cresud S.A.CI.F. y A.	69,621	139,534	Financial operations
	1,705	740	Leases and/or rights to use space
	(84,279)	(89,279)	Corporate services
Total direct parent company of IRSA	(12,953)	50,995
Tarshop S.A.	-	9,219	Leases and/or rights to use space
	-	573	Commissions
La Rural S.A.	-	13,476	Leases and/or rights to use space
Others associates and joint ventures	2,724	308	Financial operations
	2,075	(304)	Leases and/or rights to use space
	43	4,490	Fees
Total associates and joint ventures of IRSA Propiedades Comerciales	4,842	27,762
Directors	(75,591)	(66,242)	Fees
Senior Management	(10,477)	(7,724)	Fees
Total Directors	(86,068)	(73,966)
IRSA International LLC	44,272	-	Leases and/or rights to use space
Banco de Crédito y Securitación	10,958	9,977	Leases and/or rights to use space
	37	-	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(7,159)	(3,522)	Fees
Others	5,538	4,499	Leases and/or rights to use space
Total others	53,646	10,954
Total at the end of the period	178,282	357,814

The following is a summary of the transactions with related parties:

Related parties	09.30.19	09.30.18	Description of transaction
Quality Invest S.A.	12,074	13,357	Equity contributions
Total equity contributions	12,074	13,357

25.          CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.19	06.30.19
Assets
Trade and other receivables
Uruguayan Pesos	12	1.56	19	916
US Dollar	29,219	57.39	1,676,888	651,924
Euros	300	62.48	18,720	3,879
Trade and other receivables with related parties
US Dollar	30,915	57.59	1,780,383	113,408
Total trade and other receivables			3,476,010	770,127
Investments in financial assets
US Dollar	33,025	57.39	1,895,307	3,133,558
Investment in financial assets with related parties
US Dollar	65,986	57.59	3,800,143	3,095,528
Total investments in financial assets			5,695,450	6,229,086
Cash and cash equivalents
Uruguayan Pesos	1	1.56	1	2
US Dollar	73,010	57.39	4,190,024	3,356,406
Pound	2	70.42	106	91
Euros	1	62.48	71	62
Total cash and cash equivalents			4,190,202	3,356,561
Total Assets			13,361,662	10,355,774
Liabilities
Trade and other payables
Uruguayan Pesos	9	1.56	14	8
US Dollar	6,653	57.59	383,125	319,990
Euros	13	48.71	609	-
Total trade and other payables			383,748	319,998
Borrowings
US Dollar	533,876	57.59	30,745,938	25,900,858
Total borrowings			30,745,938	25,900,858
Borrowings
US Dollar	818	57.59	47,131	30,333
Total borrowings			47,131	30,333
Provisions
US Dollar	5	57.59	288	239
Total Provisions			288	239
Leases liabilities
US Dollar	293	57.59	16,894	-
Total leases liabilities			16,894	-
Total Liabilities			31,193,999	26,251,428

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)     Expressed in thousands of foreign currency.
(3) Exchange rate as of September 30, 2019 and June 30, 2019, respectively according to Banco Nación Argentina.

27.          TGLT – Recapitalization agreementn

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos).

In addition, as a holder of convertible notes of TGLT, we entered into an agreement that defers interest payments due on the convertible notes until November 8, 2019 and an option agreement by which Class C preferred shares may be subscribed.

Finally, in support of the recapitalization plan, we entered into a commitment with TGLT to subscribe for newly issued common shares and make capital contributions up to US$24 millions with the commitment to exchange its convertible notes into preferred Class B shares.

IRSA Propiedades Comerciales S.A.

The implementation of the recapitalization process of TGLT, like all the IRSA PC commitments contained in the different documents mentioned, is subject to the approval by TGLT´s Board, the accession of at least 80% of the holders of convertible notes of TGLT, like other preceding conditions, as well as the approval of the National Securities Commission.

28.          Subsequents events

Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:

●
The first half of the current calendar year had a 2.5% drop in GDP, compare to same period of prior year.
●
The accumulated annual inflation rate reaches 53.42%.
●
After the primary elections in August, a significant devaluation of the peso was observed and an unexpected outflow of deposits in dollars from the financial system was generated (generating a fall in the reserves of the Central Bank of Argentina) and an increase in the reference interest rate above 74%.
●
Under these circumstances, the government decided to implement certain measures, some of them are described below:

-
Establish a maximum amount of dollars that may be purchase by human beings and the prohibition to Companies to buy dollars for hoarding
-
Establish specific terms and conditions to enter and settle exports established by the Central Bank of the Argentine Republic (BCRA).
-
The obligation of entry and settlement in the local market of abroad financial debts that were disbursed after 9/1/19, which must be deposited in a local bank account.
-
The companies will need authorization of the BCRA to remit profits or pay dividends.
-
Prior authorization from the BCRA so that Argentine companies can remit profits or pay dividends.
-
Payments of loans abroad can be canceled by buying dollars in the market prior compliance with certain reporting obligations established by the BCRA.
-
Payments of debts to relatied parties abroad need authorization of the BCRA. To access the exchange market, the presentation of certain documentation by the residents will be required demonstrating the validity of the transactions on which foreign currency is purchased for the remittance of funds abroad.
-
Exchange and arbitration transactions can be made by clients without the prior approval of the BCRA as long as they are implemented as individual transactions through Argentine pesos.
-
Cash withdrawals abroad can be made with debit cards but the funds must be in an dollar denominated account.
-
Deferral of payment of certain public debt instruments
-
Fuel price control

This context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company must be read in the light of these circumstances.

Barter transaction airspace

On October 25, 2019, the Company has transferred in a barter transaction the rights to construct an apartment building (“Torre 1”) to an unrelated third party on the airspace of the COTO Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Torre 1 will have 22 apartments of 1 to 3 rooms totaling an area of 8,400 m2.

The amount of the operation was set at USD 4.5 millions: USD 1 million will be pay in cash and remaining balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the own square meters, with a minimum insured of 1,982 m2.

IRSA Propiedades Comerciales S.A.

Within 30 months of the signing of the contract, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales S.A., held on October 31, 2017, approved among others: i) partially disaffect the special reserve for the total absorption of accumulated losses as of June 30, 2019, ii) approved the distribution of a cash dividend in the amount of Ps. 595.0 millions delegating to the Board of Directors the authority to effect the payment and iii) the implementation of an incentive plan for employees, management and directors of the Company to be integrated without a share premium and for up to 1% of the capital stock in force at the time of execution of mentioned plan and proceed to their respective capital increase.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22°floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anonima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

  REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

  REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d)
as September 30, 2019, the debt of IRSA Propiedades Comerciales Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 15.000,563 which was not claimable at that date.

Autonomous City of Buenos Aires, November 5, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the three-month period ended September 30, 2019, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2019 and June 30, 2019
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	52,526,734	48,308,959
Property, plant and equipment	8	296,212	317,574
Trading properties	9	82,881	76,847
Intangible assets	10	271,145	292,562
Rights of use assets	11	704,410	-
Investments in associates and joint ventures	6	18,395,862	16,434,207
Trade and other receivables	13	1,898,978	627,546
Income tax and minimum presumed income tax credits		-	5,323
Investments in financial assets	12	11,265	15,651
Total non-current assets		74,187,487	66,078,669
Current Assets
Trading properties	9	1,109	1,248
Inventories		25,957	27,117
Income tax credits		15,103	4,757
Trade and other receivables	13	7,662,627	7,643,226
Investments in financial assets	12	4,640,845	5,681,861
Derivative financial instruments	12	18,352	6,316
Cash and cash equivalents	12	2,403,662	2,963,155
Total current assets		14,767,655	16,327,680
TOTAL ASSETS		88,955,142	82,406,349
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		45,277,609	43,275,053
TOTAL SHAREHOLDERS’ EQUITY		45,277,609	43,275,053
LIABILITIES
Non-current liabilities
Trade and other payables	15	793,549	679,246
Borrowings	16	20,555,588	23,647,207
Leases liabilities	11	3,764	-
Deferred income tax liabilities	18	11,227,320	11,454,246
Other liabilities	6	75,909	98,344
Provisions	17	40,824	40,398
Total non-current liabilities		32,696,954	35,919,441
Current liabilities
Trade and other payables	15	1,803,707	2,048,517
Payroll and social security liabilities		99,535	211,498
Borrowings	16	9,024,770	920,452
Leases liabilities	11	13,142	-
Derivative financial instruments	12	6,450	450
Provisions	17	32,975	30,938
Total current liabilities		10,980,579	3,211,855
TOTAL LIABILITIES		43,677,533	39,131,296
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		88,955,142	82,406,349

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

1

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the three-month ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Income from sales, rentals and services	19	1,556,282	1,820,413
Income from expenses and collective promotion fund	19	583,962	656,778
Operating costs	20	(803,494)	(884,762)
Gross profit		1,336,750	1,592,429
Net gain from fair value adjustments of investment properties	7	3,984,267	1,794,318
General and administrative expenses	20	(234,023)	(231,270)
Selling expenses	20	(101,578)	(141,038)
Other operating results, net	21	(1,236)	25,305
Profit from operations		4,984,180	3,039,744
Share of profit of associates and joint ventures	6	1,971,765	4,251,312
Profit from operations before financing and taxation		6,955,945	7,291,056
Finance income	22	30,043	10,362
Finance cost	22	(636,582)	(695,138)
Other financial results	22	(4,524,369)	(4,635,501)
Inflation adjustment	22	(49,407)	(14,857)
Financial results, net		(5,180,315)	(5,335,134)
Profit before income tax		1,775,630	1,955,922
Income tax expense	18	226,926	848,719
Profit for the period		2,002,556	2,804,641
Total comprehensive income for the period		2,002,556	2,804,641
Profit per share for the period
Basic		15.89	22.26
Diluted		15.89	22.26

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

2

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2019	126,014	2,642,744	7,605,806	105,142	7,215,419	58,623,672	(33,043,744)	43,275,053
Comprehensive income for the period - Profit	-	-	-	-	-	-	2,002,556	2,002,556
Balance as of September 30, 2019	126,014	2,642,744	7,605,806	105,142	7,215,419	58,623,672	(31,041,188)	45,277,609

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	25,480,757	33,162,125	(19,210)	58,623,672
Balance as of September 30, 2019	25,480,757	33,162,125	(19,210)	58,623,672

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,642,744	7,605,806	105,142	7,215,419	6,067,331	40,612,639	64,375,095
Adjustment previous periods (IFRS 9)(2)	-	-	-	-	-	-	(32,409)	(32,409)
Balance as of June 30, 2018 - Adjusted	126,014	2,642,744	7,605,806	105,142	7,215,419	6,067,331	40,580,230	64,342,686
Comprehensive income for the period - Profit	-	-	-	-	-	-	2,804,641	2,804,641
Balance as of September 30, 2018	126,014	2,642,744	7,605,806	105,142	7,215,419	6,067,331	43,384,871	67,147,327

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	6,067,331	-	6,067,331
Balance as of September 30, 2018	-	6,067,331	-	6,067,331

(1)     Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)     See Note 2.2 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2019.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month period ended September 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Operating activities:
Cash generated by operations	14	1,312,209	214,914
Income tax paid		(6,458)	(8,299)
Net cash generated by operating activities		1,305,751	206,615

Investing activities:
Acquisition of investment properties		(235,450)	(410,173)
Acquisition of property, plant and equipment		(9,494)	(3,570)
Acquisition of intangible assets		(2,927)	(37,404)
Acquisition of subsidiaries and joint ventures		-	(154)
Loans granted, net		-	12,721
Acquisitions of financial assets		(4,427,955)	(6,333,362)
Decrease of financial assets		4,834,921	8,857,998
Proceeds from loans granted to related parties		116,334	-
Loans granted to related parties		(1,784,219)	(4,859)
Advances to suppliers		(252,588)	(95,326)
Acquisition of rights of use assets		(221)	-
Irrevocable contributions in subsidiaries and joint ventures		(12,325)	(13,392)
Collection of financial assets interests		119,355	125,840
Dividends received		26,735	-
Net cash (used in)/ generated by investing activities		(1,627,834)	2,098,319
Financing activities:
Payments of financial leasing		(3,501)	(3,784)
Borrowings obtained		5,703,455	-
Payment of borrowings		(5,834,158)	-
Repurchase of non - convertible notes		(3,000)	-
Proceeds from derivative financial instruments		228,518	(317,461)
Payment of derivative financial instruments		(46,260)	737,613
Interest paid		(999,749)	(1,102,451)
Short term loans, net		718,343	844
Net cash used in financing activities		(236,352)	(685,239)
Net (decrease)/ increase in cash and cash equivalents		(558,435)	1,619,695
Cash and cash equivalents at beginning of period	12	2,963,155	5,643,147
Foreign exchange gain on cash and and fair value result for cash equivalents		4,650	809,715
Inflation adjustment		(5,708)	(2,949)
Cash and cash equivalents at end of period	12	2,403,662	8,069,608

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
    General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 332,150 square meters (sqm) in 14 shopping malls, 115,377 sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors to be issued on November 5, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Company has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

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IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.
As a consequence of the aforementioned, these Financial Statements as of September 30, 2019 were restated in accordance with IAS  29.

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IRSA Propiedades Comerciales S.A.

2.2.         Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the information are described in Note 2 to the Annual Consolidated Financial Statements from June 30, 2019 and implementing the IFRS 16: leases, from July 1, 2019

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The application of IFRS 16 will generate an increase in assets and liabilities and a decrease in operating costs. Furthermore, amortizations and financial results generated by the update of the lease liabilities will be increased.

2.3.         Comparability of information

The amounts as of June 30, 2019 and September 30, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.         Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2019. See Note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Separate Financial Statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 as of the Annual Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2019. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2019 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 28. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

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IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	09.30.19	06.30.19	09.30.19	06.30.19	09.30.19	09.30.18
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	9,999,544	8,926,015	1,073,529	3,152,509
Torodur S.A. (1)	100.00%	100.00%	3,162,839	2,793,687	369,152	671,985
Arcos del Gourmet S.A.	90.00%	90.00%	917,440	888,956	28,484	(21,240)
Shopping Neuquén S.A.	99.95%	99.95%	530,618	551,695	(21,077)	(4,835)
Entertainment Holdings S.A.	70.00%	70.00%	269,562	269,773	(210)	(86,675)
Centro de Entretenimientos La Plata S.A. (6)(5)(4)	95.00%	95.00%	280,404	235,311	44,841	37,335
Emprendimiento Recoleta S.A. (2)	53.68%	53.68%	62,631	70,546	(7,915)	(12,094)
Entretenimiento Universal S.A. (3)	3.75%	3.75%	729	360	370	275
Fibesa S.A. (3)	97.00%	97.00%	(75,909)	(98,344)	22,434	(17,332)
La Malteria S.A. (7)	99.99%	99.99%	1,083,627	914,233	169,394	-
Pareto S.A.	69.96%	69.96%	63,419	67,388	(3,969)	-
Associates
Tarshop S.A. (4)	-	0.00%	-	-	-	(38,599)
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,776,413	1,471,683	292,655	458,476
Nuevo Puerto Santa Fe S.A. (6)	50.00%	50.00%	248,636	244,560	4,077	111,507
			18,319,953	16,335,863	1,971,765	4,251,312

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	1,341,911	12,499,430
Torodur S.A. (1)	Uruguay	Investment	1,735,435,048	581,676	369,152	3,162,839
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	31,988	995,342
Shopping Neuquén S.A.	Argentina	Real estate	(i)	53,540	(21,089)	530,878
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	(90,342)	412,728
Centro de Entretenimientos La Plata S.A. (6)(5)(4)	Argentina	Real estate	14,250	2,710	(3,130)	71,912
Emprendimiento Recoleta S.A. (2)	Argentina	Real estate	13,449,990	11,565	(14,744)	116,665
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	5,725	15,465
Fibesa S.A. (3)	Argentina	Real estate	(ii)	2,395	(12,064)	92,919
La Malteria S.A. (7)	Argentina	Real estate	195,955	195,955	201,347	1,115,627
Pareto S.A	Argentina	Design and development	81,500	117	(5,664)	56,307
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	585,314	3,503,896
Nuevo Puerto Santa Fe S.A. (6)	Argentina	Real estate	138,750	27,750	8,153	648,086

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Concession ends on November 18, 2018. As of September 30, 2019, is in liquidation.
(3)
Included in other payables.
(4)
Correspond to profit for the three-month period ended September 30, 2019 and 2018, respectively.
(5)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(6)
Nominal value per share Ps. 100.
(7)
See note 27 to the Condensed Interim Consolidate Financial Statements.
(i)          Correspond to 53,511,353 share. Nominal value per share Ps. 1 with rights to 5 votes.
(ii)         Correspond to 2,323,125 share. Nominal value per share Ps. 1 with rights to 5 votes.

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IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	09.30.19	06.30.19
Beginning of the period / year (i)	16,335,863	16,362,378
Adjustment of previous periods (IFRS 9)	-	(32,421)
Irrevocable contributions (Note 23)	12,325	58,545
Capital contributions granted	-	226,130
Share premium	-	80,001
Share of profit, net	1,971,765	(147,205)
Sale of interest of subsidiaries	-	(146,176)
Changes in non-controlling interest	-	(19,210)
Goodwill	-	(554)
Acquisition of subsidiaries	-	158
Dividends distribution	-	(45,783)
End of the period / year (i)	18,319,953	16,335,863

(i)
It includes (Ps. 75,909) and (Ps. 98,344) as of September 30, 2019 and June 30, 2019, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	09.30.19	06.30.19
Fair value at beginning of the period / year	30,642,005	13,790,256	3,043,813	832,885	48,308,959	75,407,970
Additions	55,590	1,210	-	171,653	228,453	918,279
Transfers to property, plant and equipment	-	-	-	-	-	76,789
Capitalized lease costs	4,374	2,623	-	-	6,997	6,912
Cession (ii)	-	-	-	-	-	(276,470)
Depreciation of capitalized lease costs (i)	(1,008)	(934)	-	-	(1,942)	(7,307)
Net gain from fair value adjustment on investment properties	494,097	2,827,226	624,670	38,274	3,984,267	(27,817,214)
Fair value at end of the period / year	31,195,058	16,620,381	3,668,483	1,042,812	52,526,734	48,308,959

(i)
On September 30, 2019 the amortization charges were included in “Costs” in the amount of Ps. 1,942, in the Statement of Comprehensive Income (Note 20).
(ii)
Cession of Malteria Hudson property to the subsidiary La Malteria S.A. (See Note 4 to the Consolidate Financial Statements as of June 30, 2019).

The following amounts have been recognized in the statements of comprehensive income:

	09.30.19	09.30.18
Rental and services income (Note 19)	1,556,282	1,818,031
Expenses and collective promotion fund (Note 19)	583,962	656,778
Rental and services costs (Note 20)	(794,326)	(876,045)
Net unrealized gain from fair value adjustment on investment properties	3,984,267	1,794,318

Valuation techniques are described in Note 9 to the Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

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IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.19	06.30.19
Costs	367,652	155,468	1,000,927	15,157	655	1,539,859	1,501,359
Accumulated depreciation	(194,481)	(116,923)	(896,116)	(14,765)	-	(1,222,285)	(1,164,615)
Net book amount at beginning of the period / year	173,171	38,545	104,811	392	655	317,574	336,744
Additions	-	2,312	7,182	-	-	9,494	38,500
Transfers by IFRS 16	-	-	(16,814)	-	-	(16,814)	-
Depreciation charges (i)	(3,262)	(1,811)	(8,577)	(392)	-	(14,042)	(57,670)
Net book amount at end of the period / year	169,909	39,046	86,602	-	655	296,212	317,574
Costs	367,652	157,780	991,295	15,157	655	1,532,539	1,539,859
Accumulated depreciation	(197,743)	(118,734)	(904,693)	(15,157)	-	(1,236,327)	(1,222,285)
Net book amount at end of the period / year	169,909	39,046	86,602	-	655	296,212	317,574

(i)  On September 30, 2019 the depreciation charges were included in “Costs” in the amount of Ps. 3,442, in “General and administrative expenses” in the amount of Ps. 10,459 and in “Selling expenses“in the amount of Ps. 141 in the Statement of Comprehensive Income (Note 20).

9.
Trading properties

Changes in in the Company’s, trading properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Undeveloped sites	09.30.19	06.30.19
Net book amount the beginning of the period / year	1,872	76,223	78,095	178,445
Additions	-	5,895	5,895	12,580
Transfers	-	-	-	(75,879)
Devaluation	-	-	-	(36,063)
Disposals	-	-	-	(988)
Net book amount the end of the period / year	1,872	82,118	83,990	78,095
Non current			82,881	76,847
Current			1,109	1,248
Total			83,990	78,095

10.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Software	Right to receive units (ii)	Others	09.30.19	06.30.19
Costs	299,467	101,567	49,711	450,745	335,533
Accumulated depreciation	(108,472)	-	(49,711)	(158,183)	(95,857)
Net book amount at beginning of the period / year	190,995	101,567	-	292,562	239,676
Additions	2,927	-	-	2,927	116,122
Transfers	-	-	-	-	(910)
Amortization charge (i)	(24,344)	-	-	(24,344)	(62,326)
Net book amount at end of the period / year	169,578	101,567	-	271,145	292,562
Costs	302,394	101,567	49,711	453,672	450,745
Accumulated depreciation	(132,816)	-	(49,711)	(182,527)	(158,183)
Net book amount at end of the period / year	169,578	101,567	-	271,145	292,562

(i) On September 30, 2019 the amortization charges were included in “Costs” in the amount of Ps. 13,214, in “General and administrative expenses” in the amount of Ps. 10,903 and in “Selling expenses“ in the amount of Ps. 227 in the Statement of Comprehensive Income (Note 20).
(ii)    Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

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IRSA Propiedades Comerciales S.A.

11.
Rights of use at assets and leases liabilities

09.30.19
Shopping malls (Note 23)	689,346
Machinery and equipment	15,064
Total rights of use at assets	704,410
Non-current	704,410
Total	704,410

09.30.19
Machinery and equipment	16,906
Total leases liabilities	16,906
Non-current	3,764
Current	13,142
Total	16,906

09.30.19
Shopping malls	37,481
Machinery and equipment	1,750
Total amortization and depreciation (i)	39,231

(i)
On September 30, 2019 the depreciation charges were included in “Costs” in the Statement of Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 11 to the Separate Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of September 30, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
September 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	3,607,631	-	-	-	3,607,631	6,218,616	9,826,247
Investments in financial assets:
- Investment in equity public companies´s securities	-	96,645	-	-	96,645	-	96,645
- Bonds	-	3,702,237	-	648,770	4,351,007	-	4,351,007
- Mutual funds	-	204,458	-	-	204,458	-	204,458
Derivative financial instruments
- Futures contracts	-	-	18,352	-	18,352	-	18,352
Cash and cash equivalents:
- Cash at banks and on hand	1,096,689	-	-	-	1,096,689	-	1,096,689
- Short- term investments	-	1,306,973	-	-	1,306,973	-	1,306,973
Total	4,704,320	5,310,313	18,352	648,770	10,681,755	6,218,616	16,900,371

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	867,214	1,730,042	2,597,256
Derivative financial instruments	6,450	-	6,450
Borrowings (Note 16)	29,580,358	-	29,580,358
Total	30,454,022	1,730,042	32,184,064

11

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	2,616,844	-	-	-	2,616,844	5,894,347	8,511,191
Investments in financial assets:
- Investment in equity public companies´s securities	-	374,780	-	-	374,780	-	374,780
- Bonds	-	2,972,756	-	760,530	3,733,286	-	3,733,286
- Mutual funds	-	1,589,446	-	-	1,589,446	-	1,589,446
Derivative financial instruments
- Futures contracts	-	-	6,316	-	6,316	-	6,316
Cash and cash equivalents:
- Cash at banks and on hand	2,170,916	-	-	-	2,170,916	-	2,170,916
- Short- term investments	-	792,239	-	-	792,239	-	792,239
Total	4,787,760	5,729,221	6,316	760,530	11,283,827	5,894,347	17,178,174

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	834,733	1,893,030	2,727,763
Derivative financial instruments	450	-	450
Borrowings (excluding finance leases liabilities) (Note 16)	24,550,550	-	24,550,550
Total	25,385,733	1,893,030	27,278,763

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of September 30, 2019 and June 30, 2019:

	09.30.19	06.30.19
Lease and services receivables	1,068,079	883,573
Post-dated checks	483,741	605,428
Averaging of scheduled rent escalation	352,611	362,278
Debtors under legal proceedings	218,397	202,074
Property sales receivables	42,315	33,871
Consumer financing receivables	16,441	18,501
Less: allowance for doubtful accounts	(264,477)	(240,234)
Total trade receivables	1,917,107	1,865,491
Other tax receivables	101,981	61,613
Advance payments	392,105	397,377
Prepayments	157,243	178,204
Loans	57,541	52,686
Others	5,410	5,415
Expenses to be recovered	7,100	6,002
Less: allowance for doubtful accounts	(165)	(185)
Total other receivables	721,215	701,112
Related parties (Note 23)	6,923,283	5,704,169
Total current trade and other receivables	9,561,605	8,270,772
Non-current	1,898,978	627,546
Current	7,662,627	7,643,226
Total	9,561,605	8,270,772

12

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	09.30.19	06.30.19
Beginning of the period / year	(240,419)	(299,180)
Additions (Note 20)	(28,109)	(81,433)
Unused amounts reversed (Note 20)	9,481	33,264
Used during the year	-	4,415
Inflation adjustment	(5,595)	102,515
End of the period / year	(264,642)	(240,419)

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month period ended September 30, 2019 and 2018:

	Note	09.30.19	09.30.18
Net income for the period		2,002,556	2,804,641
Adjustments:
Income tax expense	18	(226,926)	(848,719)
Amortization and depreciation	20	79,559	36,907
Gain from disposal of trading properties		-	(2,232)
Changes in fair value of investment properties	7	(3,984,267)	(1,794,318)
Directors’ fees provision	20	72,596	58,491
Averaging of schedule rent escalation	19	(19,241)	(30,565)
Financial results, net		5,280,519	5,195,160
Provisions and allowances	13 and 17	30,331	88,249
Share of profit of associates and joint ventures	6	(1,971,765)	(4,251,312)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(4,650)	(809,715)
Changes in operating assets and liabilities:
Decrease in inventories		1,160	3,107
Acquisition of trading properties		(5,894)	-
Decrease in trade and other receivables		420,647	548,420
Decrease in trade and other payables		(249,752)	(617,715)
Decrease in payroll and social security liabilities		(111,963)	(154,880)
Uses of provisions	17	(701)	(10,605)
Net cash generated by operating activities before income tax paid		1,312,209	214,914

The following table shows a detail of non-cash transactions occurred in the three-month period ended September 30, 2019 and 2018:

Non-cash transactions	09.30.19	09.30.18
Increase in trading properties through a decrease in intangible assets	-	131
Increase in equity investments in associates and joint ventures through an increase in trade and other payables	-	154
Decrease in equity investments in associates and joint ventures through an initial adjustment of results	-	32,420
Decrease in equity investments in associates and joint ventures through an increase in trade and other receivables (dividends)	-	10,629
Increase in investment properties through an increase in trade and other payables	-	2,953
Increase in trade and other receivables through a decrease in trading properties	-	2,382
Increase in trade and other receivables through an increase in trade and other payables	-	217
Increase in trade and other payables through an increase in rights of use assets	4,082	-
Increase in rights of use assets through a decrease in trade and other receivables	722,524	-
Increase in rights of use assets through a decrease in property, plant and equipment	16,814	-
Increase in trade and other receivables through a decrease in financial assets	389,119	-

13

IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of September 30, 2019 and June 30, 2019:

	09.30.19	06.30.19
Admission rights	905,819	1,023,561
Rent and service payments received in advance	589,104	521,769
Accrued invoices	231,227	266,966
Trade payables	242,986	137,414
Payments received in advance	62,614	51,762
Other income to be accrued	31,662	32,335
Tenant deposits	73,026	71,572
Total current trade payables	2,136,438	2,105,379
Tax payables	133,800	256,562
Tax amnesty plans	6,203	7,041
Other payables	29,650	33,456
Total other payables	169,653	297,059
Related parties (Note 23)	291,165	325,325
Total current trade and other payables	2,597,256	2,727,763
Non-current	793,549	679,246
Current	1,803,707	2,048,517
Total	2,597,256	2,727,763

16.
Borrowings

The following table shows the Company’s borrowings as of September 30, 2019 and June 30, 2019:

	Book Value at 09.30.19	Book Value at 06.30.19	Fair Value at 09.30.19	Fair Value at 06.30.19
Non-Convertible notes	28,577,289	24,063,983	21,631,156	23,181,100
Bank loans	98,161	250,391	98,161	250,391
Bank overdrafts	904,908	236,176	904,908	236,176
Financial leasing	-	17,109	-	-
Total borrowings	29,580,358	24,567,659	22,634,225	23,667,667
Non-current	20,555,588	23,647,207
Current	9,024,770	920,452
Total	29,580,358	24,567,659

17.
Provisions

The following table shows the movements in the Company’s provisions as of September 30, 2019 and June 30, 2019:

	09.30.19	06.30.19
Balances at the beginning of the period / year	71,336	66,451
Increases (Note 21)	16,341	49,769
Recovery (Note 21)	(4,638)	(11,629)
Used during the period / year	(701)	(5,244)
Inflation adjustment	(8,539)	(28,011)
Balances at the end of the period / year	73,799	71,336
Non-current	40,824	40,398
Current	32,975	30,938
Total	73,799	71,336

14

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	09.30.19	09.30.18
Deferred income tax	226,926	848,719
Income tax - Gain	226,926	848,719

Changes in the deferred tax account are as follows:

	09.30.19	06.30.19
Beginning of the period / year	(11,454,246)	(16,254,500)
Income tax	226,926	4,800,254
End of the period	(11,227,320)	(11,454,246)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the three month periods ended September 30, 2019 and 2018:

	09.30.19	09.30.18
Loss for period before income tax at the prevailing tax rate	(532,689)	(586,777)
Tax effects of:
Rate change	601,816	450,553
Share of profit of associates and joint ventures	591,530	1,275,394

Tax inflation adjustment	(395,350)	-
Inflation adjustment	(40,967)	(280,435)
Non-taxable / non-deductible items	2,586	(10,016)
Income tax - Gain	226,926	848,719

19.
Revenue

	09.30.19	09.30.18
Base rent	944,709	1,143,056
Contingent rent	332,077	304,746
Admission rights	173,489	215,065
Parking fees	53,430	70,405
Property management fees	21,022	20,453
Averaging of scheduled rent escalation	19,241	30,565
Others	12,314	33,741
Rentals and services income	1,556,282	1,818,031
Sale of trading properties	-	2,382
Gain from disposal of trading properties	-	2,382
Total revenues from sales, rentals and services	1,556,282	1,820,413
Expenses and collective promotion fund	583,962	656,778
Total revenues from expenses and collective promotion funds	583,962	656,778
Total revenues	2,140,244	2,477,191

15

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	09.30.19	09.30.18
Salaries, social security costs and other personnel administrative expenses (1)	247,628	96,113	11,818	355,559	389,379
Maintenance, security, cleaning, repairs and other	242,887	12,751	338	255,976	313,415
Advertising and other selling expenses	99,243	-	6,630	105,873	89,839
Taxes, rates and contributions	75,974	222	58,638	134,834	157,517
Leases and expenses	69,835	6,287	551	76,673	116,731
Directors' fees	-	72,596	-	72,596	67,677
Fees and payments for services	4,780	17,939	3,868	26,587	23,792
Amortization and depreciation	57,829	21,362	368	79,559	36,907
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	18,628	18,628	46,345
Traveling, transportation and stationery	4,256	3,761	738	8,755	11,875
Other expenses	1,062	2,992	1	4,055	3,409
Cost of sale of properties	-	-	-	-	184
Total expenses by nature as 09.30.19	803,494	234,023	101,578	1,139,095	-
Total expenses by nature as 09.30.18	884,762	231,270	141,038	-	1,257,070

(1)
For the three-month period ended September 30, 2019, includes Ps. 316,833 of Salaries, Bonuses and Social Security, Ps. 4,303 of Equity incentive plan and Ps. 34,423 of other concepts. For the three-month period ended September 30, 2018, includes Ps. 349,013 of Salaries, Bonuses and Social Security; Ps. 7,640 of Equity incentive plan and Ps. 32,726 of other concepts.
(2)
For the three-month period ended September 30, 2019, includes Ps. 794,326 of Rental and services costs and Ps. 9,168 of Cost of sales and developments. For the three-month period ended September 30, 2018, includes Ps. 876,045 of Rental and services costs; Ps. 8,717 of Cost of sales and developments.

21.
Other operating results, net

	09.30.19	09.30.18
Management fees	8,244	18,739
Interest generated by operating credits	26,197	46,628
Others	(1,490)	(2,055)
Lawsuits (Note 17)	(11,703)	(5,885)
Donations	(16,704)	(32,122)
Loss from sale of subsidiaries, associates and joint ventures	(5,780)	-
Total other operating results, net	(1,236)	25,305

22.
Financial results, net

	09.30.19	09.30.18
- Interest income	30,043	10,362
Finance income	30,043	10,362
- Interest expense	(590,765)	(649,518)
- Other finance costs	(45,817)	(45,620)
Finance costs	(636,582)	(695,138)
- Foreign exchange, net	(4,527,356)	(6,881,120)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	(190,546)	1,893,983
- Proceeds from derivative financial instruments	189,289	351,636
- Gain for repurchase of non-convertible notes	4,244	-
Other financial results	(4,524,369)	(4,635,501)
- Inflation adjustment	(49,407)	(14,857)
Total financial results, net	(5,180,315)	(5,335,134)

16

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	09.30.19	06.30.19
Trade and other receivables	6,923,283	5,704,169
Rights of use at assets	689,346	-
Investments in financial assets	3,485,730	2,440,037
Trade and other payables	(291,165)	(325,325)
Total	10,807,194	7,818,881

Related parties	09.30.19	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	4,503,405	4,259,131	Advances
	2,380,190	1,189,024	Non-convertible notes
	1,462,125	-	Loans granted
	115,180	95,567	Other credits
	71,147	63,642	Corporate services
	12,448	14,008	Equity incentive plan
	(940)	5,361	Reimbursement of expenses
	2,341	729	Leases and/or rights to use space
	758	-	Commissions
	4	(147)	Lease collections
Total direct parent company	8,546,658	5,627,315
Cresud S.A.CI.F. y A.	1,105,540	1,251,013	Non-convertible notes
	(2,546)	(2,865)	Equity incentive plan to pay
	(27,267)	(30,191)	Reimbursement of expenses to pay
	(130,510)	(97,265)	Corporate services to pay
Total direct parent company of IRSA	945,217	1,120,692
Panamerican Mall S.A.	17,881	13,205	Reimbursement of expenses
	(1,090)	8,605	Management fees
	-	3,805	Leases and/or rights to use space
	(7,942)	-	Leases and/or rights to use space to pay
	929	1,164	Advertising space
	(2,566)	(331)	Lease collections
Arcos del Gourmet S.A.	21,925	103,861	Leases and/or rights to use space
	59,349	57,846	Loans granted
	17,336	23,091	Reimbursement of expenses
	72,653	19,508	Other credits
Fibesa S.A.	-	28,624	Dividends
	8,664	7,446	Reimbursement of expenses
	95	(66)	Lease collections
	256	-	Management fees
Shopping Neuquen S.A.	689,346	531,883	Leases and/or rights to use space
	50,712	213,293	Reimbursement of expenses
	74,880	42,804	Loans granted
Ogden Argentina S.A	199,831	160,652	Loans granted
	(4,446)	-	Reimbursement of expenses
Entretenimiento Universal S.A.	25,695	20,913	Loans granted
	22	23	Reimbursement of expenses
Pareto S.A.	-	12	Reimbursement of expenses
	(26,789)	(29,430)	Other receivables
La Arena S.A.	-	7,338	Reimbursement of expenses
Others subsidiaries of IRSA Propiedades Comerciales S.A.	3,326	-	Other credits
	-	2,658	Management fees
	-	(3)	Other debts
	(2,613)	(2,194)	Reimbursement of expenses to pay
	291	-	Reimbursement of expenses to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A	1,197,745	1,214,707
Others associates and joint ventures	1,307	1,234	Leases and/or rights to use space
	309	4,510	Management fees
	4,008	485	Reimbursement of expenses
	-	(435)	Leases and/or rights to use space to pay
Total associates and joint ventures	5,624	5,794
Directors	(12)	(14)	Reimbursement of expenses to pay
	(64,051)	(145,898)	Fees
Total Directors	(64,063)	(145,912)
Others related parties	6,944	7,007	Reimbursement of expenses
	6,609	5,523	Leases and/or rights to use space
	215	241	Advertising space
	-	(1,802)	Leases and/or rights to use space to pay
	(31)	(27)	Reimbursement of expenses to pay
	(1,437)	(1,640)	Legal services
	182,637	-	Loans granted
	(18,925)	(13,017)	Others
Total others	176,012	(3,715)
Total	10,807,194	7,818,881

17

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.19	09.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	13,659	17,063	Corporate services
	193,760	293,840	Financial operations
	(869)	1,569	Leases and/or rights to use space
	115	68	Commissions
Total direct parent company	206,665	312,540
Cresud S.A.CI.F. y A.	69,621	121,632	Financial operations
	1,705	740	Leases and/or rights to use space
	(84,279)	(89,279)	Corporate services
Total direct parent company of IRSA	(12,953)	33,093
Arcos del Gourmet S.A.	-	2,210	Financial operations
	(43,740)	(19,941)	Leases and/or rights to use space
Fibesa S.A.	631	-	Fees
	1,899	-	Leases and/or rights to use space
Torodur S.A.	-	(581,918)	Financial operations
Shopping Neuquen S.A.	696	724	Financial operations
	(37,481)	(14,084)	Leases and/or rights to use space
Ogden Argentina S.A	39,180	36,071	Financial operations
Panamerican Mall S.A.	(2,215)	-	Fees
	9,046	-	Leases and/or rights to use space
La Arena S.A.	4,912	-	Fees
Others associates and joint ventures	4,067	6,516	Financial operations
	932	14,249	Fees
	5	(2,152)	Leases and/or rights to use space
Total subsidiaries	(22,068)	(558,325)
Tarshop S.A.	2,589	-	Leases and/or rights to use space
Others associates and joint ventures	2,724	4,490	Fees
	(514)	8,915	Leases and/or rights to use space
	-	308	Financial operations
Total associates and joint ventures	4,799	13,713
Directors	(72,596)	(67,677)	Fees
Senior Management	(10,477)	(7,724)	Fees
Total directors	(83,073)	(75,401)
Banco de Crédito y Securitización	10,958	9,977	Leases and/or rights to use space
	37	-	Financial operations
BHN Seguros Generales S.A.	2,229	-	Leases and/or rights to use space
BHN Vida S.A.	2,209	-	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(6,016)	-	Fees
Others	1,099	4,500	Leases and/or rights to use space
	44,272	(2,155)	Fees
Total others	54,788	12,322
Total	148,158	(262,058)

The following is a summary of the transactions with related parties:

Related parties	09.30.19	09.30.18	Description of transaction
Centro de Entretenimientos La Plata S.A.	-	35	Irrevocable contributions granted
Quality Invest S.A.	12,074	13,357	Irrevocable contributions granted
La Malteria S.A.	251	-	Irrevocable contributions granted
Total irrevocable contributions to subsidiaries	12,325	13,392
Fibesa S.A.	-	10,070	Share sale
Total share sale	-	10,070
La Malteria S.A.	-	154	Share acquisition
Total share acquisition	-	154

18

IRSA Propiedades Comerciales S.A.

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

25.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.19	06.30.19
ASSETS
Trade and other receivables
US Dollar	13,919	57.39	798,810	353,016
Euro	293	62.48	18,316	3,792
Trade and other receivables with related parties
US Dollar	34,713	57.59	1,999,136	288,045
Total trade and other receivables			2,816,262	644,853
Investments in financial assets
US Dollar	15,781	57.39	905,668	1,500,776
Investment in financial assets with related parties
US Dollar	60,527	57.59	3,485,730	2,440,037
Total investments in financial assets			4,391,398	3,940,813
Cash and cash equivalents
US Dollar	43,015	57.39	2,468,649	2,089,878
Euro	1	62.48	71	62
Pound	2	70.42	106	91
Total cash and cash equivalents			2,468,826	2,090,031
Total Assets			9,676,486	6,675,697
Liabilities
Trade and other payables
US Dollar	3,804	57.59	219,054	195,719
Trade and other payables with related parties
US Dollar	511	57.59	29,423	32,208
Total trade and other payables			248,477	227,927

US Dollar	497,097	57.59	28,627,825	24,128,336
Total borrowings			28,627,825	24,128,336
Leases liabilities
US Dollar	293	57.59	16,894	17,109
			16,894	17,109
Total Liabilities			28,893,196	24,373,372

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of September 30, 2019, according to Banco Nación Argentina

26.
Subsequents events

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

19

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		...	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	230,856	-	7,620	6,562,238	270,996	265,051	333,486	415,199	1,466,803	4,678	4,678	9,561,605
	Total	230,856	-	7,620	6,562,238	270,996	265,051	333,486	415,199	1,466,803	4,678	4,678	9,561,605
Liabilities	Trade and other payables	315,387	-	-	1,031,819	201,172	130,085	125,244	216,941	126,955	124,451	325,202	2,597,256
	Leases liabilities	-	-	-	3,871	3,693	3,185	2,393	3,140	624	-	-	16,906
	Borrowings	-	-	-	926,895	35,274	-	8,062,601	-	-	20,555,588	-	29,580,358
	Deferred income tax liabilities	-	-	11,227,320	-	-	-	-	-	-	-	-	11,227,320
	Payroll and social security liabilities	-	-	-	70,382	-	-	29,153	-	-	-	-	99,535
	Provisions	-	32,975	40,824	-	-	-	-	-	-	-	-	73,799
	Total	315,387	32,975	11,268,144	2,032,967	240,139	133,270	8,219,391	220,081	127,579	20,680,039	325,202	43,595,174

20

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	6,492,531	1,170,096	7,662,627	252,812	1,646,166	1,898,978	6,745,343	2,816,262	9,561,605
	Total	6,492,531	1,170,096	7,662,627	252,812	1,646,166	1,898,978	6,745,343	2,816,262	9,561,605
Liabilities	Trade and other payables	1,565,756	237,951	1,803,707	783,023	10,526	793,549	2,348,779	248,477	2,597,256
	Leases liabilities	12	13,130	13,142	-	3,764	3,764	12	16,894	16,906
	Borrowings	997,311	8,027,459	9,024,770	(44,778)	20,600,366	20,555,588	952,533	28,627,825	29,580,358
	Deferred income tax liabilities	-	-	-	11,227,320	-	11,227,320	11,227,320	-	11,227,320
	Payroll and social security liabilities	99,535	-	99,535	-	-	-	99,535	-	99,535
	Provisions	32,975	-	32,975	40,824	-	40,824	73,799	-	73,799
	Total	2,695,589	8,278,540	10,974,129	12,006,389	20,614,656	32,621,045	14,701,978	28,893,196	43,595,174

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    As of September 30, 2019, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	-	-	7,662,627	7,662,627	-	1,719,643	179,335	1,898,978	-	1,719,643	7,841,962	9,561,605
	Total	-	-	7,662,627	7,662,627	-	1,719,643	179,335	1,898,978	-	1,719,643	7,841,962	9,561,605
	Trade and other payables	768	-	1,802,939	1,803,707	6,294	-	787,255	793,549	7,062	-	2,590,194	2,597,256
	Leases liabilities	-	13,142	-	13,142	-	3,764	-	3,764	-	16,906	-	16,906
	Borrowings	8,021,702	991,144	11,924	9,024,770	20,555,588	-	-	20,555,588	28,577,290	991,144	11,924	29,580,358
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	11,227,320	11,227,320	-	-	11,227,320	11,227,320
	Payroll and social security liabilities	-	-	99,535	99,535	-	-	-	-	-	-	99,535	99,535
	Provisions	-	-	32,975	32,975	-	-	40,824	40,824	-	-	73,799	73,799
	Total	8,022,470	1,004,286	1,947,373	10,974,129	20,561,882	3,764	12,055,399	32,621,045	28,584,352	1,008,050	14,002,772	43,595,174

21

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 23.

6.
Borrowings to directors.

See Note 23.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
          Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Unaudited Condensed Interim Separate Financial Statements.

22

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.            .
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	182,725	6,271,599	Fire, all risk and loss of profit
Alto Palermo	94,526	6,869,067	Fire, all risk and loss of profit
Mendoza Plaza	110,151	1,569,866	Fire, all risk and loss of profit
Paseo Alcorta	77,569	3,228,782	Fire, all risk and loss of profit
Alto Avellaneda	76,314	4,062,020	Fire, all risk and loss of profit
Alto Rosario	69,181	3,161,244	Fire, all risk and loss of profit
Patio Bullrich	40,205	1,812,688	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	48,680	1,047,166	Fire, all risk and loss of profit
Alto Noa	36,611	851,311	Fire, all risk and loss of profit
Soleil Premium Outlet	36,443	1,623,746	Fire, all risk and loss of profit
República building	60,180	5,322,702	Fire, all risk and loss of profit
Intercontinental building	8,385	392,726	Fire, all risk and loss of profit
Bouchard 710	40,883	3,760,358	Fire, all risk and loss of profit
Suipacha 664	20,005	924,016	Fire, all risk and loss of profit
Della Paolera 265	105,950	4,014,099	Fire, all risk and loss of profit
Alto Comahue	46,791	1,290,349	Fire, all risk and loss of profit
Distrito Arcos	46,484	1,277,604	Fire, all risk and loss of profit
Dot Baires Shopping	175,531	5,177,538	Fire, all risk and loss of profit
Edificio Dot	25,342	2,517,559	Fire, all risk and loss of profit
Building annexed to DOT	10,737	2,340,461	Fire, all risk and loss of profit
Anchorena 665	4,129	94,140	Fire, all risk and loss of profit
Caballito warehouse	2,288	2,112,304	Fire, all risk and loss of profit
Zelaya 3102	1,042	26,321	Fire, all risk and loss of profit
SUBTOTAL	1,320,152	59,747,666
Unique policy	91,839	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

    None.

18.         Restrictions on distributions of profits.

See Note 16 to the unaudited condensed consolidated financial statements.

23

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

d)
at September 30, 2019, the debt of IRSA Propiedades Comerciales Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 15,000,563 which was not claimable at that date.

Autonomous City of Buenos Aires, November 5, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

I. Brief comment on the Group’s activities during the period. including references to significant events occurred after the end of the period.

Consolidated Results in current currency

(In ARS million)	IQ 20	IQ 19	YoY Var
Income from sales. leases and services(1)	2,036	2,142	-4.9%
Net gain from fair value adjustment on investment properties	6,278	7,161	-12.3%
Profit from operations	7,710	8,643	-10.8%
Depreciation and amortization	52	42	23.8%
Consolidated EBITDA(2)	3,385	4,662	-27.4%
Consolidated Adjusted EBITDA(2)	1,484	1,524	-2.6%
Consolidated NOI(3)	1,759	1,767	-0.5%
Result for the period	2,259	3,489	-35.3%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Company’s income decreased by 4.9% during the first quarter of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA shows a slight decrease of 2.6% mainly due to a 14.5% decrease from shopping malls segment, whose adjusted EBITDA reached ARS 1,100 million, offset by the adjusted EBITDA of the Offices segment that increased by 67.7%, reaching ARS 429 million.

Profit for the period under review reached an ARS 2,259 million gain, 35.3% lower than the gain registered in the same period of 2019, mainly explained by a lower gain from fair value adjustment of investment properties.

It should be noted that under the adjustment for inflation methodology, the result from the valuation at fair value of the investment properties must be segregated in its two effects: i) adjustment for inflation and ii) loss or gain from adjustment at fair value. In the period under review, the fair value appreciation of the investment properties exceeds the adjustment for inflation and for this reason it is necessary to recognize a gain for change in the fair value of the investment property of ARS 6,278 million.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IQ 20	IVQ 19	IIIQ 19	IIQ 19	IQ 19
Gross leasable area (sqm)	332,277	332,150	332,774	332,119	345,929
Tenants’ sales (3 months cumulative in current currency)	18,367	18,413	15,261	21,031	19,648
Occupancy	94.3%	94.7%	94.5%	94.9%	98.7%

During the first quarter of fiscal year 2020. our tenants’ sales reached ARS 18,367.4 million, 6.5% lower, in real terms, than in the same period of 2019. Although consumption in Argentina has slowed down in recent quarters, mainly due to the fall in real wages, this quarter shows a lower decrease in real terms that could be explained, at least partially, by more consumer financing alternatives, such as “Ahora 12” and “Ahora 18” plans, which allow financing in credit card installments.

Our portfolio’s leasable area totaled 332,774 sqm during the quarter, decreasing by approximately 13,000 sqm, compared to the same period of previous fiscal year, due to the end of concession of Buenos Aires Design in December 2018 (IIQ 19). The portfolio’s occupancy reduced to 94.3% mainly because of Walmart's anticipated exit from Dot Baires Shopping. Excluding the impact of Walmart's exit, occupancy reached 97.5%.

 1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

Shopping Malls’ Financial Indicators

(in ARS million)	IQ 20	IQ 19	YoY Var
Income from sales. leases and services	1,525	1,786	-14.6%
Net gain from fair value adjustment on investment properties. PP&E and inventories	440	-3,168	-
Profit from operations	1,513	-1,912	-
Depreciation and amortization	27	30	-10.0%
EBITDA(1)	1,540	-1,882	-
Adjusted EBITDA(1)	1,100	1,287	-14.5%
NOI(2)	1,317	1,493	-11.8%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment decreased 14.6% during the first quarter of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany the quarter tenants sales recovery such as base rents that decreased 20.8% in real terms and admission rights that decreased 16.9%. Our costs, administrative and marketing expenses (SG&A) decrease by approximately 17.7%. Adjusted EBITDA reached ARS 1,100 million, 14.5% lower than the same period of fiscal year 2019, and EBITDA margin, excluding income from expenses and collective promotion fund, was 72.1%, in line with the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA PC Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	135	98.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,802	165	97.7%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	37,958	127	99.1%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.1%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	94.7%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,807	155	75.6%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	98.9%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	94.5%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,311	86	97.2%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	99.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,876	127	95.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	99.9%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	95.7%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.9%	99.1%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,277	1,550	94.3%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

Cumulative tenants’ sales as of September 30

(per Shopping Mall. in ARS million)	IQ 20	IQ 19	YoY Var
Alto Palermo	2,279.2	2,349.5	-3.0%
Abasto Shopping	2,362.8	2,662.7	-11.3%
Alto Avellaneda	2,069.0	2,352.8	-12.1%
Alcorta Shopping	1,291.2	1,294.4	-0.2%
Patio Bullrich	872.3	783.1	11.4%
Buenos Aires Design	-	291.2	-100.0%
Dot Baires Shopping(1)	1,748.2	2,031.5	-13.9%
Soleil	1,007.3	1,019.1	-1.2%
Distrito Arcos	1,090.8	918.0	18.8%
Alto Noa Shopping	803.5	865.2	-7.1%
Alto Rosario Shopping	1,835.2	1,894.8	-3.1%
Mendoza Plaza Shopping	1,441.6	1,533.2	-6.0%
Córdoba Shopping	564.0	613.9	-8.1%
La Ribera Shopping(2)	418.3	453.4	-7.7%
Alto Comahue	584.0	585.6	-0.3%
Total	18,367.4	19,648.4	-6.5%
(1) End of concession December 5.2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business (1)

(per Type of Business. in ARS million)	IQ 20	IQ 19	YoY Var	2019	2018	2017
Anchor Store	970.9	1,043.0	-6.9%	3,576	4,401	4,114
Clothes and Footwear	9,928.1	10,403.1	-4.6%	36,716	40,038	40,588
Entertainment	766.2	774.4	-1.1%	2,215	2,382	2,587
Home	360.6	526.3	-31.5%	1,468	2,149	2,104
Restaurant	2,241.7	2,383.9	-6.0%	7,400	8,462	8,064
Miscellaneous	2,296.8	2,451.9	-6.3%	8,284	9,064	8,738
Services	216.4	267.8	-19.2%	788	828	561
Electronic appliances	1,586.7	1,798.0	-11.8%	5,628	9,425	8,940
Total	18,367.4	19,648.4	-6.5%	66,075	76,747	75,696
(1) We present the information for FY 2019, 2018 and 2017 shown in the Annual Report as of June 30, 2019 with a correction in the amounts per type of business without affecting the total amount.

Revenues from cumulative leases as of September 30

(in ARS million)	IQ 20	IQ 19	YoY Var
Base Rent (1)	764	965	-20.8%
Percentage Rent	365	354	3.1%
Total Rent	1,130	1,319	-14.3%
Revenues from non-traditional advertising	41	42	-2.4%
Admission rights	191	231	-17.1%
Fees	21	23	-9.0%
Parking	89	115	-22.6%
Commissions	41	44	-6.7%
Others	11	14	16.1%
Subtotal (2)	1,525	1,787	-14.7%
Expenses and Collective Promotion Funds	617	687	-10.2%
Total	2,142	2,474	-13.4%
(1)
Includes Revenues from stands for ARS 103.6 million cumulative as of September, 2019
(2)   Does not include Patio Olmos

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces diminished at USD 4,700 per square meter as well as rental prices that remained at USD 27.6 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment increased slightly to 6.8%, a trend that is expected to continue in the coming months with the completion of buildings currently under construction.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.8 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Offices’ Operating Indicators

	IQ 20	IVQ 19	IIIQ 19	IIQ 19	IQ 19
Leasable area	115,640	115,378	83,205	83,213	83,213
Total Occupancy	88.1%	88.3%	91.4%	90.0%	93.4%
Class A+ & A Occupancy	96.6%	97.2%	95.0%	93.1%	97.6%
Class B Occupancy	46.2%	45.0%	79.6%	79.6%	79.6%
Rent USD/sqm	26.6	26.4	26.3	27.0	25.7

Gross leasable area was 115,640 sqm as of the first three-month period of fiscal year 2019, highly increased when compared to the previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy remain in the levels observed in last quarter, 88.1%, mainly due to higher vacancy in our class B offices, Suipacha 661 and Philips. Considering our premium portfolio (class A+&A), the occupancy reached 96.6%. The average rental price reached USD 26.6 per sqm in line with previous quarters.

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

(in ARS million)	IQ 20	IQ 19	YoY Var
Revenues from sales. leases and services	502	327	53.5%
Net gain from fair value adjustment on investment properties.	4,839	10,336	-53.2%
Profit from operations	5,263	10,585	-50.3%
Depreciation and amortization	5	7	-28.6%
EBITDA(1)	5,267	10,592	-50.3%
Adjusted EBITDA (1)	429	256	67.6%
NOI(2)	466	291	60.1%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

In real terms, during the first quarter of fiscal year 2020, revenues from the offices segment increased by 53.5% compared to the same period of 2019. Adjusted EBITDA from this segment grew 67.6% in real terms compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of inauguration and income flattening of the new Zetta building, EBITDA margin was 85.3%, 6.8 bps above same period of previous year.

Below is information on our office segment and other rental properties as of September 30, 2019.
	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA CP’s Actual Interest

Offices
Edificio República	12/22/2014	19,885	92.6%	100%
Torre Bankboston	12/22/2014	14,865	93.5%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	100.0%	100%
Suipacha 652/64	12/22/2014	11,465	31.2%	100%
Dot Building	11/28/2006	11,242	100.0%	80%
Philips	06/05/2017	8,017	67.6%	100%
Zetta	05/06/2019	32,173	97.5%	80%
Subtotal Offices		115,640	88.1%	N/A

Other Properties
Nobleza Piccardo(4)	05/31/2011	109,610	79.8%	50%
Other Properties(3)	N/A	7,305	N/A	N/A
Subtotal Other Properties		116,915	N/A	N/A

Total Offices and Others		232,555	N/A	N/A
(1) Corresponds to the total leaseable surface area of each property as of September 30, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of September 30, 2019.
(3) Includes the following properties: Dot Adjoining Plot, Anchorena 665 and Intercontinental plot of land.
(4) Through Quality Invest S.A.

Below, we present the following table shown in the Annual Report as of June 30, 2019 with a rectification in the number and amount of lease agreements not renewed.

Building	Number of lease agreements (1)(5)	Annual rental price (2)	Rental price per new and renewed sqm (3)	Rental price per previous sqm (3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (4)
Bouchard 710	1	10,698,433	1,214	1,257	-	-
Della Paolera 265	3	104,463,158	1,249	1,251	1	2,242,046
Edificio República	8	93,015,881	1,343	1,230	-	-
DOT Building	3	42,673,277	1,078	1,008	-	-
Suipacha 652/64	1	10,576,344	552	530	-	-
Zetta Building	2	386,602,685	1,027	-	-	-
Total Offices	18	648,029,779	1,086	1,139	1	2,242,046
(1)
 Includes new and renewed lease agreements executed in FY 2019.
(2)    Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
(3)
Monthly value.
(4)    Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
(5)    It does not include lease agreements over parking spaces, antennas or terrace area.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

IV. Sales & Developments and Others

The segment “Others” includes the Fair. Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
in ARS Million	IQ 20	IQ 19	YoY Var	IQ 20	IQ 19	YoY Var
Revenues	2	23	-91.3%	26	26	-
Net gain from fair value adjustment on investment properties.	1,319	1,217	8.4%	81	-8	-
Profit from operations	1,288	1,208	6.6%	51	-19	-
Depreciation and amortization	2	1	100.0%	7	2	250.0%
EBITDA(1)	1,290	1,209	6.7%	58	-18	-422.2%
Adjusted EBITDA(1)	-29	-8	262.5%	-23	-9	155.6%
NOI(2)	-10	13	-176.9%	8	-9	-188.9%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment decreased by 91.3% in real terms during the first quarter due to lower sales compared to the same period of previous year. Adjusted EBITDA for the “Sales and Developments” segment was negative ARS 29 million during the period. while the “Others” segment was negative ARS 23 million.

V. CAPEX

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall. the shopping mall with the highest sales per square meter in our portfolio. that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of September 30 was 37.9% and construction works are expected to be finished by July 2020.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of September 30, 2019. work progress was 73.4%. As of today, we have 21% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

Below, we present the table of land reserves shown in the Annual Report as of June 30, 2019 with the rectification of the fair value of certain properties.

	IRSA CP's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	GLA(sqm)	Salable surface (sqm)	Fair Value (ARS millions)

RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100%	6/24/2008	-	-	-	175	235.9
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100%	7/19/1996	-	-	-	1,461	61.6
Total Intangibles (Residential)			-	-	-	1,636	297.5

LAND RESERVES
Catalinas - BA City(4)	100%	5/26/2010	3,648	58,100	30,832	-	-
Subtotal Offices			3,648	58,100	30,832	-	-
Total under Development			3,648	58,100	30,832	-	-
UOM Luján - Buenos Aires	100%	5/31/2008	1,160,000	464,000	-	-	445.9
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50%	5/31/2011	159,996	500,000	-	-	1,715.0
La Plata - Greater Buenos Aires	100%	3/22/2018	78,614	116,553	-	-	423.1
Maltería Hudson – Greater Buenos Aires	100%	7/31/2018	147,895	177,000	-	-	1,019.8
Caballito plot - BA City	100%	1/20/1999	23,791	86,387	10,518	75,869	1,557.5
Subtotal Mixed-uses			1,570,296	1,343,940	10,518	75,869	5,161.3
Coto Abasto aire space - BA City(2)	100%	9/24/1997	-	21,536	-	16,385	539.1
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	5/6/2015	8,000	13,500	-	2,160	19.6
Neuquén - Residential plot - Neuquén(2)	100%	7/6/1999	13,000	18,000	-	18,000	100.6
Subtotal Residential			21,000	53,036	-	36,545	659.3
Polo Dot comnercial expansion – BA City	80%	11/28/2006	-	-	15,940	-	590.0
Paraná plot - Entre Ríos (3)	100%	8/12/2010	10,022	5,000	5,000	-	-
Subtotal Retail			10,022	5,000	20,940	-	590.0
Polo Dot - Offices 2 & 3 - BA City	80%	11/28/2006	12,800	-	38,400	-	1,135.7
Intercontinental Plaza II - BA City	100%	2/28/1998	6,135	-	19,598	-	473.3
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	5/6/2015	2,800	5,000	5,000	-	11.1
Subtotal Offices			21,735	5,000	62,998	-	1,620.1
Total Future Developments			1,623,053	1,406,976	94,456	112,414	8,030.7
Other Reserves(1)			1,899	-	7,297	262	642.0
Total Land Reserves			1,624,952	1,406,976	101,753	112,676	8,672.7
(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)
These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
Sale agreements for 86,93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The sale deed with both entities is yet to be signed. The fair value disclosed above corresponds only to the land.

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the three-month period ended September 30, 2019

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	2,054	668	-19	2,704
Costs	-187	-698	8	-876
Gross profit	1,868	-30	-11	1,828
Net income from changes in the fair value of investment property. PP&E and inventories	6,679	-	-402	6,278
General and administrative expenses	-267	-	-	-267
Selling expenses	-128	-	7	-121
Other operating results, net	-36	30	-1	-8
Profit from operations	8,115	-	-405	7,710
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of September 30, 2019, IRSA Propiedades Comerciales S.A. had a net debt of USD 346.7 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US. MM)(1)	Interest Rate	Maturity
Bank overdrafts	ARS	17.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV(2)	USD	137.7	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		550.0
Cash & Cash Equivalents + Investments (3)		203.3
Consolidated Net Debt		346.7
(1)
Principal amount at an exchange rate of ARS 57.59, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Net of repurchases.
(3)
Includes Cash and cash equivalents, Investments in Current Financial Assets.

VIII. Dividends

Pursuant to Argentine law. the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

    ●     additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid in historical currency as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(1)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
2020	595,000,000(2)	-	4.7217
(1) In FY 17 the face value of IRCP’s shares was changed from ARS 0.10 to ARS 1 per share.
(2) As approved by the Shareholder’s meeting on October 30, 2019.

In October 30, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales resolved that it will make available to its shareholders, effective on November 13, 2019, a cash dividend in an amount of ARS 595,000,000 equivalent to 472.1696% of the stock capital, an amount per share of ARS 4.7217 ($1 par value) and an amount per ADR of ARS 18.8868 (Argentine Pesos per ADR) to be charged against the fiscal year ended June 30, 2019, payable to all shareholders registered as such as of November 12, 2019, in accordance with the register held by Caja de Valores S.A.

As approved by the Assembly and Board of Directors, the shareholders will receive the payment in US dollars “Plaza Nueva York” at a conversion value to that currency that will be set according to the currency seller exchange rate informed by the Banco de la Nación Argentina at the close of the business day immediately prior to the day of payment. Those shareholders who wish to receive the dividend in Argentine pesos or in US dollars in the Argentine Republic. must be presented at Caja de Valores S.A. until November 11, 2019

X. Material and Subsequent Events

August 2019: TGLT stake

On August 8th, 2019 has executed with TGLT S.A. ('TGLT') certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization.

In that sense, IRSA CP has participated in the recapitalization agreement whereby TGLT committed  to make (i) a public offer to subscribe Class A preferred shares at a subscription price of US $ 1 per share; (ii) a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company ; and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US $ 1 of convertible notes (including accumulated and unpaid interests under the existing convertible notes) and (iii) to grant an option to subscribe new Class C preferred shares in a public subscription offer in cash to be carried out in case: (a) the public offer for the subscription of Class A preferred shares and the public offer for the subscription of Class B preferred shares have been consummated; and (b) a certain number of option holders have exercised that option; at a subscription price per Class C Preferred Share of US $ 1 (or its equivalent in Pesos).

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

Likewise, IRSA CP signed as a holder of convertible notes of TGLT a deferred interest payment agreement until November 8th, 2019 and an option agreement by which Class C preferred shares may be subscribed.

Finally, as a support of the recapitalization plan, IRSA CP signed with TGLT a commitment to make capital contribution in kind for an amount of up to USD 24 million in exchange of preferred shares.

It is emphasized that the implementation of the recapitalization process of TGLT contained in the different documents mentioned is subject to different previous conditions, as well as the approval of the TGLT corporate bodies as well as the approval of the National Securities Commission.

October 2019: Abasto Towers Barter Agreement

On October 25, 2019 the Company informs that it has transferred to an unrelated third party the rights to develop a residential building (“Tower 1”) on COTO Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

In October 30, 2019, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 595 million as cash dividends.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2019	09.30.2018
Non-current assets	80,850	108,731
Current assets	18,250	20,956
Total assets	99,100	129,687
Capital and reserves attributable to the equity holders of the parent	45,254	67,147
Non-controlling interest	2,708	3,210
Total shareholders’ equity	47,962	70,358
Non-current liabilities	38,747	55,379
Current liabilities	12,391	3,950
Total liabilities	51,138	59,329
Total liabilities and shareholders’ equity	99,100	129,687

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	09.30.2019	09.30.2018
(Loss) / Profit from operations	7,710	8,643
Share of profit of associates and joint ventures	361	566
(Loss) / Profit from operations before financing and taxation	8,071	9,209
Financial income	50	57
Financial cost	-701	-739
Other financial results	-4,675	-4,375
Inflation adjustment	-6	-160
Financial results. net	-5,332	-5,217
(Loss) / Profit before income tax	2,738	3,992
Income tax	-479	-503
(Loss) / Profit for the period	2,259	3,489
Result for the period	2,259	3,489

Attributable to:
Equity holders of the parent	2,003	2,805
Non-controlling interest	257	685

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2019	09.30.2018
Net cash generated from operating activities	1,482	-407
Net cash (used in) / generated from investing activities	-1,715	1,347
Net cash used in financing activities	-271	-775
Net (decrease) / increase in cash and cash equivalents	-504	166
Cash and cash equivalents at beginning of year	4,725	7,855
Foreign exchange gain on cash and fair value results of cash equivalent	332	824
Inflation adjustment	-15	-
Cash and cash equivalents at period-end	4,538	8,845

XIII.
Comparative Ratios

(in ARS million)	09.30.2019		09.30.2018
Liquidity
CURRENT ASSETS	18,250	1.47	20,956	5.31
CURRENT LIABILITIES	12,391		3,950
Indebtedness
TOTAL LIABILITIES	51,138	1.13	59,329	0.88
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	45,254		67,148
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	45,254	0.88	67,148	1.13
TOTAL LIABILITIES	51,138		59,329
Capital Assets
NON-CURRENT ASSETS	80,850	0.82	108,731	0.84
TOTAL ASSETS	99,100		129,687

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income; (ii) interest expense; (iii) income tax expense; and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2020	2019
(Loss) / profit for the period	2,259	3,489
Interest income	-53	-57
Interest expense	648	685
Income tax expense	479	503
Depreciation and amortization	52	42
EBITDA (unaudited)	3,385	4,662
Unrealized (gain) / loss from fair value of investment properties	-6,278	-7,161
Share of profit of associates and joint ventures	-361	-566
Foreign exchange differences, net	4,589	6,960
Gain from derivative financial instruments	-165	-354
Fair value gains of financial assets and liabilities at fair value through profit or loss	255	-2,232
Other financial costs	52	54
Inflation adjustment	6	160
Adjusted EBITDA (unaudited)	1,484	1,524
Adjusted EBITDA Margin (unaudited)(1)	72.89%	71.15%

(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the three-month period ended September (in ARS million)
	2020	2019
Gross profit	1,827	1,909
Selling expenses	-121	-184
Depreciation and amortization	52	42
NOI (unaudited)	1,759	1,767

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus inflation adjustment minus (iii) total financial results, net excluding Financial interest net foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss. Other financial results net, plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the three-month period ended September (in ARS million)
	2020	2019
Total loss / profit for the period	2,259	3,489
Result not realized from fair value adjustments of investment properties. PP&E and inventories	-6,278	-7,161
Depreciation and amortization	52	42
Foreign exchange differences. net	4,589	6,960
Gain from derivative financial instruments	-165	-354
Fair value gains of financial assets and liabilities at fair value through profit or loss	255	-2,232
Other financial costs	54	54
Deferred income tax	477	482
Non-controlling interest	-257	-685
Share of profit of associates and joint ventures	-361	-566
Inflation adjustment	6	160
Notes repurchase	4	-
Adjusted FFO (unaudited)	636	190

XVII. Brief comment on prospects for the fiscal year

The political and economic outlook as of the issuance date of the financial statements is in a transition process, mainly motivated by the outcome of the general elections held in October of this year whose result produced a change in the Executive Power since next December with the consequent uncertainty regarding future political. economic a social decision of the new administration. To this is added the situation in the region with some political and economic instability. Globally, we find the existence of trade conflicts between different countries and a slowdown in global growth that also has a negative impact on Latin America. The appreciation of international markets with respect to Argentina has become unstable as a result of the country's economic crisis and has influenced development expectations.

In this context, IRSA Commercial Properties will continue working to optimize its operational efficiency. In shopping malls, will try to occupy the vacant sqm in Dot Baires Shopping due to Walmart's anticipated exit and will continue innovating in the latest technological trends to get closer to its customers and visitors. Regarding the office segment,

13

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2019

we plan to open the 9th office building of the portfolio. “200 Della Paolera”, located in Catalinas, one of the most premium corporate areas in Argentina. This building, of approximately 35,000 sqm of ABL, 318 parking lots, services and amenities, will become an emblematic icon of the city while having LEED Certification, which will validate the best environmental practices to transform operational standards of the building. The commercialization is progressing with a good occupancy forecast for its opening, scheduled for the last quarter of the FY 2020.

Likewise, in the national and international framework described above. the Company is analysing alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger. spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company. incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

We expect that during 2020 IRSA Propiedades Comerciales will continue to consolidate its position as the leading commercial real estate company in Argentina. With more than 400,000 sqm of gross leasable area distributed among the best shopping malls and offices in the country, a potential to almost double the portfolio in existing land reserves, a low level of indebtedness and a great track record in accessing the capital market, we believe that we have a solid position to capitalize on the various opportunities that may arise in the future in our country.

Eduardo Elsztain

Chairman

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